SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

MANAGEMENT REPORT 2021

Contents

1. MESSAGE FROM MANAGEMENT	4
2. OUTLOOK	7
3. OPERATIONAL PERFORMANCE 2021	8
4. VALUE DRIVERS	37
5. CAPITAL MARKETS & INVESTOR RELATIONS	39
6. SUSTAINABLE DEVELOPMENT STRATEGY	40

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MANAGEMENT REPORT 2021

FORWARD-LOOKING STATEMENTS

This Management Report may contain forward-looking statements. These statements are not historical facts, but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact from the geological event in Alagoas and related legal procedures and from covid-19 on the Company's business, financial condition and operating results. The words "forecasts," "believes," "estimates," "expects," "plans" and other similar expressions, when referring to the Company, are intended to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance about future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are a few examples of forward-looking statements. These statements reflect the current views of the Company's management and are subject to diverse risks and uncertainties, many of which are beyond the control of the Company. There is no guarantee that said events, trends or expected results will actually occur. The statements are based on several assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in such assumptions or factors, including the projected impact from the geological event in Alagoas and related legal procedures and the unprecedented impact from the covid-19 pandemic on the businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Management Report is not an offer of securities for sale in the United States, any securities may not be offered or sold in the United States absent registration or an exemption from registration, any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from Braskem and that will contain detailed information about Braskem and management, as well as financial statements.

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MANAGEMENT REPORT 2021

MANAGEMENT REPORT

BRASKEM 2021

The Management of Braskem S.A. (“Braskem”) submits for your consideration this Management Report and corresponding Financial Statements, accompanied by the reports of the Independent Auditor and the Audit Board, for the fiscal year ended December 31, 2021.

1.	MESSAGE FROM MANAGEMENT

In 2021, the global economy recovered and is expected to end the year with GDP growth of 5.9%, according to the International Monetary Fund (IMF). However, the COVID pandemic continued to affect the world economy and limiting the recovery, especially in the last quarter of the year.

Regarding the global petrochemical scenario, the dynamics observed were extremely favorable, with petrochemical spreads reaching high levels and above the high cycle of the petrochemical industry. The sharp rise in spreads is mainly explained by the maintenance of healthy demand for petrochemical products, in addition to restrictions in the global supply chain, related to the impacts of natural events, closure of ports as a measure to contain COVID variants in Asia, lack of containers in the world and the consequent increase in freight prices.

In this context, Braskem posted a record annual recurring Operating Result of US$5.6 billion, mainly explained by (i) the higher international spreads of the main chemicals and resins in Brazil, PP in the United States and Europe and PE in Mexico; and (ii) the higher sales volume of the main chemicals in Brazil and PP in the United States and Europe.

The Company also set a new record for annual net cash generation in 2021, of R$10.7 billion, mainly due to: (i) the strong recurring operating result; and (ii) the monetization of PIS/COFINS credits of R$2.2 billion. These factors were partially offset by: (i) the negative variation in working capital, mainly due to the higher cost and volume of finished products in inventories; (ii) the payments related to the geological event of Alagoas; (iii) the interest payments; (iv) the payment of IR/CSLL due to the recurring Operating Result; and (v) the consumption of the Company’s operating and strategic capex.

Additionally, it is worth noting that Braskem remained committed to the efficient allocation of capital, focusing on the creation of value and returns for shareholders. During the year, the Company allocated its capital mainly to: (i) gross debt reduction; (ii) dividend distribution; and (iii) investments. Regarding indebtedness, the Company reduced US$1.8 billion through the payment of several operations in the debt capital market. Regarding shareholder remuneration, there was a distribution of anticipated dividends, in the total amount of R$6.0 billion. In terms of investments, the focus was on investing in the maintenance of existing assets, such as the scheduled maintenance shutdown carried out at the petrochemical complex in ABC in São Paulo, and in projects for the growth of biopolymers and recycled resins, such as the expansion of the production of green ethylene in Triunfo/RS and the new mechanical recycling line in Indaiatuba/SP, respectively.

As a result, corporate leverage measured by the ratio of net debt to recurring Operating Result in U.S. dollar ended 2021 at 0.94x, representing a significant reduction from the ratio at end-2020, of 2.94x. Due to the robust financial performance the risk rating agencies S&P and Fitch upgraded Braskem’s credit rating from BB+ to BBB-, with a stable outlook. As a result of the rating upgrades by both agencies, Braskem once again is considered an investment-grade company.

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MANAGEMENT REPORT 2021

Braskem’s focus always is first and foremost on the safety of its operations, which is a permanent and nonnegotiable value of the company. In 2021, its global recordable and lost-time injury frequency rate stood at 0.86 events per million hours worked, which is 73.5% below the industry average[1] and its best result since 2017. Additionally, the frequency rate of Tier 1 and Tier 2 process accidents was 0.32 events per million hours worked, the Company's best historical performance.

At its units in all regions, the Company maintained its focus on efficiency gains in its operational and commercial activities. In Brazil, the petrochemical complexes operated at a utilization rate of 81%, which mainly reflects the scheduled general maintenance turnaround at the complex in ABC, São Paulo. The green ethylene utilization rate was 101% in the year, a historic annual record for Braskem, due to the growing demand for Green PE and the continued positive industrial performance. In the United States and Europe, Braskem continued to operate with a utilization rate above the industry average[2] to close the year at 87%, considering the average of the two regions.

In Mexico, with the objective of guaranteeing the feedstock supply, in addition to allowing the independence of a single supplier, Braskem Idesa signed documents with Pemex and other government entities: (i) an amendment to the ethane supply contract with PEMEX with discharge of previously existing contractual pending issues; and (ii) an agreement with PEMEX and other government entities that establishes support measures for the project to build an ethane import terminal, with the capacity to meet all of BI's feedstock needs. The Company also sought to increase US ethane imports through the Fast Track solution. Thus, Braskem Idesa ended the year with an average utilization rate of 66%, being that the Fast Track solution accounted for 35% of total ethane supply in the year.

Additionally, it is worth highlighting the conclusion of its Braskem Idesa debt refinancing plan, with the replacement of the remaining balance of US$1.35 billion from Project Finance with new debt: (i) bond issue in the amount of US$1.2 billion; and (ii) term loan in the amount of US$150 million. These new debts have a longer profile and increase the average debt term to 9 years with the weighted average cost of exchange variation +7.0%. With the settlement of the Project Finance debt, the guarantees provided by Braskem to Braskem Idesa, in the total amount of US$358 million, was be extinguished.

With regard to the geological phenomenon in Maceió, Alagoas, Braskem kept its commitment to ensuring the safety of the people and communities located near its sites by moving forward with the Financial Compensation and Support for Relocation Program. As of the end of 2021, approximately 14,000 properties already had been relocated from the areas defined in the Agreement for Compensation of Resident, which represent around 97% of the properties. In addition, 11,875 proposals for financial compensation were presented by the Company, with an acceptance rate of 99.6%.

In terms of financial impact, the balance of provisions related to the geological event in Alagoas as of December 31, 2021 was approximately R$7.7 billion, with R$4.4 billion recognized under current liabilities and R$3.3 billion under noncurrent liabilities. This amount refers to the implementation of actions relating to the geological event in Alagoas, and the Company cannot rule out future developments in the matter or the associated expenses, and the actual costs to be incurred by Braskem could differ from its estimates. In addition to the amounts provisioned, the Company has already disbursed approximately R$4.1 billion to meet its commitments until the end of 2021.

In other strategic actions, the Company continued to devote efforts to grow in renewables, recycling and the existing businesses, in investments in innovation, in continuously improving its Governance and Compliance standards and in its disciplined capital allocation and financial health. Highlights of these efforts in the year include:

[1] The industry average is 3.25 per million hours worked, according to the American Chemistry Council. The most recent data is for 2018.

[2] The industry’s historical average for PP in the period from 2010 to 2021 was 86.5%.

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MANAGEMENT REPORT 2021

▪	Grow Renewables and Recycling: (i) advancing in the project to expand current green ethylene production capacity from 200,000 tons per year to 260,000 tons per year, with conclusion expected in December 2022 and the Company’s target is to reach 1.0 million tons of Green PE production capacity in 2030; (ii) signing the memorandum of understanding with SCG Chemicals to conduct feasibility studies for joint investment in a new green ethylene plant in Thailand; and (iii) beginning in December 2021 of operations of a recycling line with production capacity of 14,000 tons per year of high-quality, post-consumer resin, in partnership with Valoren
▪	Grow the Existing Businesses with Productivity and Competitiveness: (i) restarting operations at the chlor-alkali and dichloroethane plants in Alagoas using salt sourced from third parties, resuming its integrated operations in the vinyls business; (ii) advancing in the mapping of new opportunities and in implementing the activities already mapped in the global efficiency program called Transform for Value, which ended 2021 with initiatives on pace to capture US$277[3] million/year and 150 other initiatives in more preliminary stages, such as planning or execution, under the management of areas[4], that fall under the program’s operational scope, which add up to US$390 million/year to be captured by 2023 in the program’s consolidated pipeline; and (iii) signing an agreement with PEMEX and other government entities that establishes measures to support the construction of an ethane import terminal with capacity to meet all the feedstock needs of Braskem Idesa
▪	Continue to Innovate: (i) signing a memorandum of understanding with Lummus Technology for jointly licensing Braskem’s green ethylene technology for two projects in different regions of the world; and (ii) reaching 15% of sales volume in terms of net revenue from products launched in the last five years by the Company
▪	Strengthen our Governance: (i) obtaining ISO 37001 certification to reinforce our commitment to always acting ethically, reputably and transparently; (ii) forming a Compliance & Audit Committee established in the Bylaws and aligned with best practices in corporate governance; and (iii) request from the shareholders with significant influence (Novonor and Petrobras) to study the Company’s migration to the Novo Mercado listing segment of the B3
▪	People and Culture: (i) awarded as the 3 Brazilian companies that make up the list of the best employers in the world by Forbes; and (ii) recognized by the United Nations High Commissioner for Human Rights (OHCHR) and the UN Global Compact within the scope of the CERALC project – Responsible Business Conduct in Latin America and the Caribbean, for practices related to the preservation of Human Rights within your business performance
▪	Responsible Capital Allocation and Shareholder Remuneration: (i) maintaining a robust cash position and a very long debt maturity profile; (ii) reducing the level of gross debt to approximately US$ 1.8 billion; (iii) recovery of investment grade by S&P and Fitch; and (iv) distribution of anticipated dividends, based on the results for fiscal year 2021, in the total amount of R$6.0 billion, corresponding to the gross amount of R$7.539048791898 per common share and class “A” preferred share. Additionally, the Company's Management will be proposing the distribution of additional dividends in the amount of R$1.35 billion referring to the fiscal year of 2021, which will be deliberated for approval at the Annual Shareholders' Meeting to be held on April 19, 2022

Finally, in line with the UN Sustainable Development Goals for 2030, Braskem assumed new commitments structured in 7 dimensions: (i) Health and Safety; (ii) Economic and Financial Results; (iii) Elimination of Plastic Waste; (iv) Combating Climate Change; (v) Operating Eco-Efficiency; (vi) Social Responsibility and Human Rights; and (vii) Sustainable Innovation.

[3] Considers only initiatives in stage 4 (Run-rate), when the measurement of gains can vary in accordance with the progress in actions, and in stage 5 (Concluded), after stabilization and/or internal audit.

[4] Transformation Office, Digital Center, Energy, Continuous Improvement and C&P CAPEX.

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MANAGEMENT REPORT 2021

Acknowledgements:

The Management once again takes this opportunity to thank its Shareholders for the trust they place in Braskem, its Clients, who are fundamental partners in our aspiration to continue developing solutions in chemistry and plastics that improve people lives, and its Team Members, Partners and Suppliers for their dedication and competence, who are critical to ensuring our accomplishments and results as we continue to expand globally.

2.	OUTLOOK

The latest forecast for the world economy from the International Monetary Fund (IMF) calls for global GDP growth of 4.4% in 2022. However, risks to the international economy persist, especially with the advance of the Omicron variant of COVID that has led to mobility restrictions in various countries that are adversely affecting global economic activity.

Additionally, the military conflict in Eastern Europe could have an impact on the world economy, with the rise in commodity prices being among the main effects of the war between Russia and Ukraine, which can cause additional inflationary pressure in several countries around the world, in addition to an adverse shock to world economic activity.

Regarding the global petrochemical scenario, the expectation of external consultants is that petrochemical spreads will be highly volatile in 2022, mainly impacted by the dynamics of oil and natural gas in the international market. Regarding the dynamics of supply and demand for thermoplastic resins, an increase in production capacity is expected in the year and maintenance of a healthy demand, which should continue to grow in 2022.

In this context, in terms of short-term strategic priorities, in 2022 Braskem will focus on (i) advancing on all fronts related to the geological event in Alagoas, with a focus on the Financial Compensation and Relocation Support Program and the stabilization of salt wells; (ii) implement the construction of the Ethane Terminal in Mexico; (iii) ensure the expansion of the PE Verde business through the establishment of partnerships and/or organic growth; and (iv) remain a reference operator in the industry, with high personal safety standards.

In its long-term strategic actions, Braskem will maintain its focus on creating more value from its existing assets and from the carbon neutral circular economy. Highlights on this front include:

▪	Grow Renewables and Recycling: Continue implementing proven initiatives that strengthen sustainability and mitigate climate change to contribute to the commitment to reach production capacity of 1.0 million tons of green PE and to reach 1.0 million tons of resins and chemicals with recycled content by 2030
▪	Grow Existing Businesses with Productivity and Competitiveness: Continue investing in existing businesses to maintain productivity and competitiveness, focusing on operational efficiency and excellence, optimizing sales and logistics, leadership in costs and competitive advantages through client relations
▪	Continue to Innovate: Maintain investments in innovation, especially in renewables and recycling, but also in all existing businesses to extract maximum value from existing assets, while developing new value propositions for clients
▪	Strengthen our Governance: Continue to strengthen governance, compliance and people management systems, as well as our reputation with all shareholders, to positions us as a global company focused on people and with a vision of the future that cultivates strong relationships and creates value for all shareholders

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MANAGEMENT REPORT 2021

▪	People and Culture: Continue to implement team development initiatives and fostering diversity and equity in all regions where the Company operates
▪	Responsible Capital Allocation and Shareholder Remuneration: Continue to seek a good balance in our capital allocation, while maintaining an investment grade credit rating and returning capital to shareholders
3.	OPERATIONAL PERFORMANCE 2021

3.1 BRAZIL

3.1.1 PETROCHEMICAL SPREADS

▪   PE Spread[5]: increased compared to 2020 (+109%). The PE price increased mainly due to: (i) the impacts from Winter Storm Uri on the U.S. Gulf Coast in 1Q21, which reduced supply in 1Q21 and 2Q21; (ii) the adverse effects from logistics constraints in the global supply chain; and (iii) the continued healthy demand, mainly due to the changes in consumer habits. The naphtha price also rose, following the higher oil prices in the international market in the period, reflecting the scenario of stronger global demand and limited supply by OPEP+ and allied producing countries. However, the increase in the feedstock’s price lagged the increase in the PE price, which led spreads to widen in the period.

[5] (US PE Price – naphtha ARA price)*82%+(US PE Price – 50% U.S. ethane price – 50% US propane price)*18%

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MANAGEMENT REPORT 2021

▪   PP Spread[6]: increased compared to 2020 (+6%). The PP price in Asia increased mainly due to: (i) the stronger demand in 1Q21, explained by consumers worried about the product’s supply in the region over the year; and (ii) the higher feedstock price. The naphtha price increased, but not in the same proportion as the increase in PP price.

▪   PVC Par Spread[7]: increased compared to 2020 (+75%). The higher PVC price in Asia is mainly explained by: (i) the stronger demand due to government incentives to the construction industry; and (ii) the adverse effects from logistics constraints in the global supply chain. Similarly, the feedstock’s price also increased, influenced by the dynamics of oil prices in the international market.

▪   Main Chemicals Spread[8]: increased in relation to 2020 (+74%), mainly due to the generalized increase in prices, supported by: (i) the recovery in economies that accompanied the advances in controlling COVID; (ii) the higher demand for byproducts; and (iii) the supply chain constraints resulting from shutdowns caused by natural events. The higher oil and naphtha prices in the international market also pressured the rise in chemical prices.

3.1.2 OPERATIONAL OVERVIEW

a) Demand for thermoplastic resins (PE+PP+PVC): increased in relation to 2020 (+3%), mainly due to the recovery in the Brazilian economy, which supported stronger demand from various sectors, especially automotive, agribusiness, construction and infrastructure.

b) Average utilization rate of petrochemical crackers: In comparison with 2020, the utilization rate of the petrochemical crackers in 2021 was stable. In 2021, the industrial performance of the petrochemical crackers in Brazil was affected mainly by the scheduled general maintenance shutdown at the petrochemical complex in ABC, São Paulo, which lasted 63 days, and by operational restrictions during restarting after the scheduled general maintenance shutdown and the implementation of the energy efficiency project due to technical faults in one of the four engines substituting the steam turbines of the petrochemical complex. Normal capacity conditions were reestablished in December 2021 by adopting a temporary solution, with the permanent solution currently under construction with the equipment supplier.

[6] PP Asia Price – Naphtha ARA price

[7] The PVC Par spread better reflects the profitability of the Vinyls business, which is more profitable compared to the temporary/non-integrated business model of 2019/20, under which the Company imported EDC and caustic soda to keep serving its clients. Its calculation is PVC Asia Price + (0.685*US Caustic Soda/Chlor-Alkali) - (0.48*Europe Ethylene) - (1.014*Brent).

[8] Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%) - Naphtha ARA price

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MANAGEMENT REPORT 2021

c) Resins sales volume: in the Brazilian market decreased in relation to 2020 (-5%), mainly explained by the contraction in resins market share, mainly due to the scheduled general maintenance shutdown at the petrochemical complex in ABC, São Paulo and the higher import volumes. Meanwhile, the reduction in exports (-23%) is explained by the prioritization of the Brazilian market, and by the lower products availability for sale.

d) Main chemicals sales volume: in the Brazilian market, sales volume increased compared to 2020 (+13%), reflecting the stronger demand for main chemicals, led by gasoline, benzene and butadiene. Meanwhile, the reduction in exports (-5%) is explained by prioritization of the Brazilian market.

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3.1.3 SITUATION IN ALAGOAS

a.           Operational

Average PVC utilization rate: the plants in the states of Alagoas and Bahia operated at a utilization rate of 65%, up from 2020 (+2 p.p.), explained mainly by stronger demand and the COVID impacts in 2Q20.

Sales Volume: PVC sales in the Brazilian market came to 495,000 tons, down from 2020 (-6%), explained mainly by the Company’s lower market share given the higher volume of PVC imports. The Company imported 149,000 tons of caustic soda in 2021 with the goal of serving the domestic market.

b.           Investment in restarting operations at chlor-alkali and EDC plants

To restart its chlor-alkali operations, the Company completed its project to outsource sea salt for use as feedstock in the chlor-alkali plants in Alagoas. The approved cost of the project was R$67.7 million, of which R$21.2 million already was invested in 2019, R$43.6 million in 2020 and R$0.9 million in 2021. The remaining balance, of R$2.0 million, will be invested in 2022.

In February 2021, after concluding the commissioning process in accordance with the applicable safety standards, the Company announced the restarting of production of chlor-alkali and dichloroethane. The restarting was planned in phases, which should be concluded in the first quarter of 2022.

In 2021, caustic soda production volume was approximately 187,000 tons, representing 41% of the unit’s utilization rate.

c.            Geological phenomenon - Alagoas

As assessed by the Company and its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, the provision recorded as of December 31, 2021 was R$7.7 billion, with R$4.4 billion under current liabilities and R$3.3 billion under non-current liabilities.

The following table shows the changes in the provision in the period:

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MANAGEMENT REPORT 2021

The current provision can be segregated into the following action fronts:

a.	Support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map updated in December 2020, including establishments that requires special measures for their relocation, such as hospitals, schools and public equipment.

For these actions, the recorded amount of R$3.4 billion (2020: R$5.2 billion) comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation and negotiation of individual agreements for financial compensation.

b.	Actions for closing and monitoring the salt wells, environmental actions and other technical matters. Based on the findings of sonar and technical studies, Braskem has defined stabilization and monitoring actions for all 35 existing salt mining wells. Considering the discussions held in December 2021, based on studies of the specialists, the recommendation was to fill 5 more salt wells with solid material, bringing the total wells to be filled to 9, a process that should take 4 years. For the remaining 26, the recommended actions are: conventional closure using the tamponade technique, which consists of promoting the cavity pressurization, applied worldwide for post-operation cavities; confirmation of natural filling status; and, for some wells, sonar monitoring.

The monitoring system implemented by Braskem envisages actions to be developed during and after the closure of wells, focusing on safety and monitoring of region's stability.

The Company's actions are based on technical studies conducted by outsourced specialists, with the recommendations presented to the competent authorities. The Company is implementing the actions approved by ANM.

In December 2021, the environmental diagnosis study indicated preliminary proposal of actions for addressing the environmental impacts identified, which should still follow the process established in the Socio-Environmental Reparation Agreement.

The provisioned amount of R$1.7 billion (2020: R$1.6 billion) to implement the measures described in this item was calculated based on existing techniques and the solutions planned for the current conditions of the wells, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may change in the future, in accordance with the results of the monitoring of the wells, the progress of implementing the plans to close wells, the monitoring of the ongoing measures and other possible natural alterations.

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c.	Social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1.6 billion for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, of which R$300 million going to indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. The provision amount, updated by inflation index established in the agreement and net of present value adjustment, is R$1.6 billion (2020: R$1.5 billion).
d.	Additional measures, for which the provision amounts to R$1.0 billion (2020: R$0.9 billion), for expenses with: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) the hiring of external advisors to support the execution of the relocation actions and compensation of the families; (iii) infrastructure for assisting residents; (iv) expenses with managing the event in Alagoas relating to communication, compliance, legal services, etc.; (v) additional measures to assist the region and maintenance of areas; and (vi) other matters classified as a present obligation for the Company, even if not yet formalized.

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method, the success of action plans, new repercussions or developments arising from the geological event, and the conclusion of studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, and other new developments in the matter.

The measures related to the mine closure plans are also subject to the analysis and approval by ANM, the monitoring of results of the measures under implementation as well as changes related to the dynamic nature of geological events.

Continuous monitoring is essential for confirming the results of the current recommendations. Accordingly, the plans to close the wells may be updated based on the need to adopt technical alternatives to stabilize the subsidence phenomena arising from the extraction of salt. In addition, the conclusion of the studies to confirm the natural filling of certain cavities and the assessment of the future behavior of cavities to be monitored using sonar could indicate the need for certain additional measures to stabilize them.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, to be financed by Braskem, will be proposed considering the environmental diagnosis prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan will be agreed to be part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

At this time, the preliminary actions for addressing the environmental impacts are already being mapped, but it is still impossible to predict the outcome of the environmental diagnosis, as well as possible costs to be added in the Company’s provisions.

Furthermore, the Socio-Environmental Reparation Agreement envisages the potential adherence by other parties, including the Municipality of Maceió. In this context, the Company is currently under negotiations with the Municipality of Maceió about its requests. To date, the Company is unable to predict the results and timeframe for concluding this negotiation or its possible scope and associated costs. In the same direction, Braskem became aware of the establishment of a special commission by the State of Alagoas Government to investigate possible damages caused to the State as a result of the vacation of risk areas or the geological event, and it is not possible to predict what types of claims may be formulated.

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It is not possible to anticipate all new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of infraction or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipality or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

Consequently, the Company cannot eliminate the possibility of future developments related to the Geological Event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ from its estimates and provisions.

The Company is negotiating with its insurers the coverage of its insurance policies. The payment of compensation will depend on technical assessment of the insurance coverage under these policies, taking into consideration the complexity of the subject. For this reason, no payment of compensation was recognized in the financial statements of the Company.

For more information, see Note 26 (“Geological event - Alagoas”) of the Consolidated Financial Statements of December 31, 2021.

d.           Financial Compensation and Support for Relocation Program

As of February 28, 2022, approximately 14,000 properties had been vacated from the areas specified in the Agreement to Compensate Residents, which represents 97.4% of the properties. Under the Financial Compensation and Support for Relocation Program (“PCF”), approximately R$2.2 billion had been disbursed by the end of February 2022.

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3.1.4 FINANCIAL OVERVIEW

A) NET REVENUE: net revenue in U.S. dollar increased compared to 2020 (+62%), mainly due to: (i) higher prices for resins and main chemicals in the international market; and (ii) higher sales volume of main chemicals. In Brazilian real, net revenue in 2021 increased in relation to 2020 (+70%), due to the factors explained above as well as the Brazilian real depreciation against the U.S. dollar between periods.

On November 4, Resolution GECEX No. 269 was approved by the Brazilian government regarding a temporary reduction of 10% in import duty rates for 87% of products in the tariff universe. As a result, the current rates for PP, PE and PVC resins will decrease from 14% to 12.6%. The new rates come into effect on November 12, 2021 and in principle will remain in force until December 31, 2022.

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MANAGEMENT REPORT 2021

Sales by sector (%)

Sales by region (% in tons)

Sales Volume per Region (%)
2%
4%
2%
3%
12%
77%
3%
1%
1%
3%
12%
80%
2020
2021
Brazil
Mercosul
Europe
Asia and Oceania (ex-China)
China
North America
Others

B) COST OF GOODS SOLD (COGS): the increase in COGS in U.S. dollar compared to 2020 (+43%) is mainly explained by: (i) the higher prices for key petrochemical feedstocks (naphtha, ethane and propane) in the international market, influenced mainly by higher oil and natural gas prices in the international market; and (ii) the higher sales volume of main chemicals. In Brazilian real, COGS in 2021 increased in relation to 2020 (+52%), due to the factors explained above, as well as the Brazilian real depreciation against the U.S. dollar between periods.

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MANAGEMENT REPORT 2021

In 2021, COGS was influenced by the PIS/COFINS tax credit on feedstock purchases (REIQ) in the amount of US$0.2 billion (R$1.3 billion) and by the Reintegra tax credit in the amount of approximately US$2.1 million (R$11.6 million).

In March 2021, the Federal Government enacted Provisional Presidential Decree 1,034 that will terminate REIQ in August; however, in July of the same year, Brazil’s congress approved the Regime’s gradual reduction until 2025, which was converted into Federal Law 14,183/21. Accordingly, as of July, the reduction under REIQ in the PIS/COFINS tax rates levied on petrochemical feedstock purchases was 2.92%, which will be gradually reduced through 2025, in accordance with the decree’s conversion into Federal Law 14,183/21.

Additionally, on December 31, 2021, the Federal Government enacted Provisional Presidential Decree 1,095, also with the purpose of terminating REIQ, as of April 1, 2022. Since it is a Provisional Presidential Decree, it must be passed by both houses of Congress by June 1, 2022 to maintain the Law or officially modify its effects and conversion into law.

COGS 2021 | Brazil[1]

Natural Gas
Electric Energy
Deprec / Amort
Sales Freight
Gas
Fixed Costs²
Propylene
Other variable costs
Naphtha and Condensate
2%
3%
3%
4%
4%
4%
9%
16%
55%

Ethane: 1,4%
Propane: 2,0%
Refinery off-gas: 0,6%

[1]Considers accounting figures
[2]Includes salaries and benefits

C) SG&A EXPENSES: in U.S. dollar, increased compared to 2020 (+4%), basically due to the higher expenses with third parties services.

D) RECURRING OPERATING RESULT: corresponded to 62% of the Company’s consolidated recurring Operating Result.

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MANAGEMENT REPORT 2021

3.2 UNITED STATES & EUROPE

3.2.1. Petrochemical spreads

▪	PP Spread in United States[9]: increased compared to 2020 (+91%). The PP price in the United States increased mainly due to: (i) the stronger demand driven by the recovery in industrial activity in the region; and (ii) the lower supply caused by the severe impacts from Winter Storm Uri on the U.S. Gulf Coast early in the year and by logistics constraints in the global supply chain. The propylene price in the United States also increased, explained mainly by: (i) stronger demand; and (ii) the lower supply caused by the severe impacts from Winter Storm Uri in the region and by the unscheduled maintenance shutdowns at PDH[10] plants. However, the increase in the resin’s price outpaced the increase in the feedstock price, benefitting spreads.
▪	PP Spread in Europe[11]: increased compared to 2020 (+93%). The PP price in Europe increased mainly due to: (i) the healthy demand, supported by demand for durable goods, consumer goods and packaging; and (ii) the lower supply due to scheduled and unscheduled shutdowns at producers in the region and the lower import volumes caused by logistics constraints in the global supply chain. The propylene price also rose, though to a lower degree, mainly due to: (i) healthy demand; and (ii) the lower supply due to scheduled and unscheduled shutdowns at local producers and the impact from logistics constraints in the global supply chain.

3.2.2 Operating Overview

a) Resin demand: In the United States, demand for PP strengthened (+8%) due to the normalization of industrial activity and the recovery in the world economy after the impacts from COVID in the second and third quarters of 2020.

In Europe, demand for PP increased (+9%) driven by stronger demand from durable goods, especially the home appliance and automotive sectors, following the negative impacts from COVID on the world economy in the previous year, especially on the automotive sector.

[9] U.S. PP price – U.S. propylene price.

[10] Propane Dehydrogenation Plants.

[11] EU PP price – EU propylene price.

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MANAGEMENT REPORT 2021

b) Average utilization rate of PP plants: in the United States decreased (-6 p.p.) explained by the impacts from Winter Storm Uri on the U.S. Gulf Coast in 1Q21 and due to the scheduled and unscheduled maintenance shutdowns in the region in 4Q21.

In Europe, the utilization rate increased (+12 p.p.) in 2021 reflecting the weaker demand in the previous year, especially from the automotive industry, due to COVID impacts.

c) Sales volume: compared to 2020, the higher sales volume in the United States (+7%) is mainly due to the expansion in production capacity after the startup in September 2020 of the commercial production at the PP plant (Delta) in the region, as well as the stronger demand in the period.

In Europe, the higher sales volume (+11%) in 2021 compared to 2020 reflects the higher product availability for sale and the stronger demand in the period.

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MANAGEMENT REPORT 2021

c) Delta: in September, Braskem commemorated one year of commercial production at its new polypropylene production line (Delta) in La Porte, Texas. With production capacity of 450,000 tons per year, the new line produced over 365,000 tons in its first full year of commercial operations, despite the challenges posed by Winter Storm Uri.

3.2.3 Financial Overview

A) NET REVENUE: increased in Brazilian real (+121%) and U.S. dollar (+113%) in relation to 2020, explained by higher PP prices in the United States and Europe and by higher sales volumes in both regions.

B) COST OF GOODS SOLD (COGS): increased in Brazilian real (+89%) and U.S. dollar (+81%) in relation to 2020, explained by higher propylene prices in the United States and Europe and by higher sales volumes in both regions.

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MANAGEMENT REPORT 2021

COGS 2021 | United States and Europe[1]

Sales Freight
Deprec/Amort
Fixed Costs²
4%
4%
2%
Other Variable Costs
10%
55%
Propylene US
25%
Propylene EU

[1]Considers accounting figures
[2]Includes salaries and benefits

C) SG&A EXPENSES: in U.S. dollar, the increase (+19%) in relation to 2020 is explained by higher operating expenses with profit sharing, with industrial maintenance and facilities services, with logistics and storage, with port services and with commercial activities.

D) RECURRING OPERATING RESULT: corresponded to 27% of the Company’s consolidated recurring Operating Result.

3.3 MEXICO

3.3.1. Petrochemical spreads

▪   PE spread in North America[12]: increased in 2021 (+111%). The price of PE in the United States increased due to: (i) the impacts from Winter Storm Uri on the U.S. Gulf Coast in 1Q21, which reduced supply in 1Q21 and 2Q21; (ii) the adverse effects from logistics constraints in the global supply chain; and (iii) the continued healthy demand, main due to the changes in consumer habits. Meanwhile, the ethane price increased in 2021, basically due to: (i) the increase in the natural gas price, explained by the higher exports to Europe given the supply constraints in the region; (ii) the higher demand for ethane to produce ethylene following the normalization of petrochemical operations in the U.S. Gulf region in 3Q21 after Hurricane Ida; and (iii) the disruptions in natural gas production in the Gulf of Mexico in 4Q21 caused by Hurricane Ida. The resin’s price rose significantly more than the feedstock price, benefitting spreads.

[12] U.S. PE – U.S. ethane price

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MANAGEMENT REPORT 2021

3.3.2 Operating Overview

a) Resin demand: in Mexico, the increase (+9%) in resin demand is basically explained by the recovery of the country’s economy.

b) Average utilization rate of PE plants: the reduction (-8 p.p.) compared to 2020 is explained by: (i) the restriction in operations during most of 1Q21 after interruption in natural gas transport; (ii) the unscheduled shutdown during May due to the temporary instability in power supply at Braskem Idesa; and (iii) the reduction in ethane supply volume by PEMEX during 2021.

In the year, Braskem Idesa imported on average around 15,300 barrels per day, an increase of 140% from the daily average of 6,400 barrels during 2020.

c) PE sales volume: the decrease (-25%) in relation to 2020 is mainly explained by the lower product availability for sale due to the lower utilization rate in the year.

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MANAGEMENT REPORT 2021

3.3.3 Financial Overview

A) NET REVENUE: increased in Brazilian real (+63%) and U.S. dollar (+56%) due to the higher PE price in the international market.

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MANAGEMENT REPORT 2021

Sales by sector (%)

Sales by region (%)

B) COST OF GOODS SOLD (COGS): the increases in Brazilian real (11%) and U.S. dollar (6%) are basically explained by the higher ethane price in the international market.

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MANAGEMENT REPORT 2021

C) SG&A EXPENSES: the increase in U.S. dollar (2%) is mainly explained by higher expenses with third-party services and by the appreciation in the Mexican peso against the U.S. dollar in the period.

D) RECURRING OPERATING RESULT: corresponded to 11% of the Company’s consolidated recurring Operating Result.

As a result of allegations of alleged improper payments related to the Ethylene XXI project, originally reported in news items in the Mexican media and which were included in the testimony presented by the former CEO of PEMEX to the Office of the Attorney General of Mexico, Braskem, together with Braskem Idesa, in compliance with the standards established by the Global Policy of Braskem's Compliance System and in line with Braskem Idesa's governance guidelines, approved the hiring of an American law firm, with proven experience in similar cases, to carry out an independent internal investigation into the Allegations.

In February 2022, the investigation was completed. No evidence was identified to corroborate the former Pemex CEO's claims about allegedly improper payments in connection with or otherwise related to the Ethylene XXI project.

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MANAGEMENT REPORT 2021

3.4 CONSOLIDATED RESULT 2021

NET REVENUE BY REGION

Net Revenue (R$ million) | Consolidated[1]

105,625
6%
31%
10%
53%
58,543
7%
25%
13%
55%
2020
2021
Brazil
USA and Europe
Exports
Mexico

[1]Does not consider feedstock resale and others

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MANAGEMENT REPORT 2021

CONSOLIDATED COGS

OTHER REVENUE (EXPENSE), NET

The Company recorded in 2021 a net expense of R$1.1 billion, mainly due to: (i) the accounting provision of R$1.3 billion according to item 3.1.3 of this document; (ii) fines, rescissions and indemnifications in the amount of R$224 million, which is mainly explained by the take-or-pay clause in feedstock agreement with the domestic supplier; and (iii) the accrual of various provisions related to remediation of potential environmental impacts. These negative impacts were partially offset by: (i) the recognition of PIS/COFINS credits related to the exclusion of ICMS from the calculation base, in the amount of R$1.0 billion; and (ii) revenues related to other tax credits.

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MANAGEMENT REPORT 2021

RECURRING OPERATING RESULT

In 2021, the Company’s recurring Operating Result was US$5.6 billion, advancing 171% on 2020, mainly due to: (i) better international spreads for main chemicals and resins in Brazil, PP in the United States and Europe and PE in Mexico; and (ii) the higher sales volume of main chemicals in Brazil and PP in the United States and Europe. In Brazilian real, recurring Operating Result was R$30.3 billion, up 176% compared to 2020, reflecting the Brazilian real depreciation against the U.S. dollar of 4.6%.

NET FINANCIAL RESULT

BRASKEM (ex-BRASKEM IDESA)

Financial expenses: increase of 23% in relation to 2020, explained by: (i) the amortization of transactions costs associated with prepayments made in the year; (ii) the higher expenses with derivatives; and (iii) the accounting recognition of financial expense related to income tax on the loan to be received from Braskem Idesa.

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MANAGEMENT REPORT 2021

Financial revenue: increase of 120% in relation to 2020, due to: (i) the higher returns on financial investments in local currency given the higher interest rates in the period; and (ii) the higher recognition of interest on tax assets related to overpayments of PIS and COFINS tax liabilities in prior periods.

Net exchange variation: reduction in relation to 2020 due to: (i) the lower variation in the U.S. dollar in the period on the average exposure to the currency in the amount US$2.9 billion; and (ii) the lower expenses with the transition to hedge accounting of export revenue that was recorded under shareholders’ equity, in the amount of R$1.9 billion.

Transactions in financial instruments designated as hedge accounting

In 2021, the Company registered US$0.7 billion (R$1.9 billion) in exports from a flow that was discontinued and designated. The initial designation rate was US$1/R$2.0017, while the average realization rate was US$1/R$4.6595.

Long-term Currency Hedge Program:

Braskem’s feedstock and products have prices denominated or strongly influenced by international commodity prices, which are usually denominated in U.S. dollars. Starting in 2016, Braskem contracted derivative instruments to mitigate part of the exposure of its cash flow denominated in Brazilian real. The main purpose of the program is to mitigate U.S. dollar call and put option agreements, protecting estimated flows for a 24-month period.

On December 31, 2021, Braskem had a notional value of outstanding put options of US$1.7 billion, at an average exercise price of R$/US$4.80. At the same time, the Company also had a notional value of outstanding call options of US$1.2 billion, at an average exercise price of R$/US$6.88. The contracted operations have a maximum term of 24 months. The mark-to-market (fair value) of these Zero Cost Collar (“ZCC”) operations was negative R$85 million at the end of the year.

As a result of the depreciation in the Brazilian real in relation to the U.S. dollar in the year, the Company exercised part of the calls of the ZCC program. The effect on cash flow for 2020 was R$203 million.

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MANAGEMENT REPORT 2021

BRASKEM IDESA

Financial expenses: increase in relation to 2020 (+7%), explained by: (i) the amortization of transaction costs associated with payment of the Project Finance; and (ii) the higher expenses with derivative instruments associated with the discontinuation of the interest rate swap operations under the Project Finance.

Financial revenue: increase of 16% in relation to 2020, due to the higher income from derivative instruments contracted in the period related to the interest rate swap operation under the Project Finance.

Net exchange variation: increase compared to 2020, due to: (i) the effects from the Mexican peso depreciation against the U.S. dollar on the outstanding balance of the loan of Braskem Idesa in the amount of US$2.4 billion; and (ii) higher expenses with the transition to export hedge accounting previously recorded under shareholders’ equity, in the amount of R$507 million.

NET INCOME/LOSS

In 2021, the Company reported net profit attributable to the shareholders of R$14.0 billion. In December 2020, the Company registered Accumulated Losses of R$4.5 billion. In this context, the Company reversed the Accumulated Losses and created a Profit Reserve in the amount of R$3.5 billion.

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MANAGEMENT REPORT 2021

DIVIDENDS

In December 2021, the Board of Directors approved the prepayment of dividends, based on the results for fiscal year 2021 results, in the aggregate amount of R$6.0 billion, which corresponds to the gross amount of R$7.539048791898 per common share or class "A" preferred share, and R$0.606032140100 per class "B" preferred share. Additionally, the Company's Management will be proposing the distribution of additional dividends in the amount of R$1.35 billion referring to the fiscal year of 2021, which will be deliberated for approval at the Annual Shareholders' Meeting to be held on April 19, 2022.

FREE CASH FLOW

Free cash flow generation in 2021 was R$10.7 billion, a record high, explained mainly by: (i) the recurring Operating Result in the year; and (ii) the monetization of PIS/COFINS credits in the approximate amount of R$2.2 billion. These positive impacts were offset mainly by: (i) the negative variation in working capital, mainly explained by the higher cost and volume of finished products in inventories; (ii) payments related to the geological event in Alagoas; (iii) the interest payments on bonds in the year; (iv) the payment of IR/CSLL due to the recurring Operating Result; and (v) consumption of the Company’s operating and strategic capex.

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MANAGEMENT REPORT 2021

LIQUIDITY & CAPITAL RESOURCES

BRASKEM (ex-Braskem Idesa)

On December 31, 2021, the average debt term was around 15 years, with approximately 54% of maturities concentrated after 2030. The weighted average cost of the Company’s debt was exchange variation plus 5.24%.

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MANAGEMENT REPORT 2021

In December, the Company contracted, with a syndicate of 11 global banks, an international stand-by credit facility in the amount of US$1.0 billion, due in December 2026, to replace the current facility.

The liquidity position of US$2.5 billion is sufficient to cover the payment of all liabilities coming due in the next 72 months, considering the international stand-by credit facility of US$1.0 billion available through 2026.

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MANAGEMENT REPORT 2021

Debt Profile (US$ million) 12/31/2021 (1)
2,519
1,519
1,000
605
914
4%
21
248
4%
20
221
11%
20
713
2%
117
14
2%
112
9
2%
99
9
21%
17
1,304
54%
9
3,462
12/31/2021 Cash
2022
2023
2024
2025
2026
2027
2028/ 2029
2030 onwards
Invested in R$
Local Currency
Standby
Invested in US$
Foreign Currency

(1) Does not consider the amount of R$0.8 billion destined to the Financial Compensation and Relocation Support Program in Alagoas and the amount of R$1.1 billion referring to the injunction to exclude ICMS tax incentives and benefits.

Risk-rating agencies:

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MANAGEMENT REPORT 2021

In September, the risk rating agency S&P Global Ratings (S&P) upgraded Braskem’s risk rating on the global scale to BBB-, with a stable outlook. The agency highlighted that the rating upgrade to investment grade reflects the Company’s significant improvement in profitability and cash generation indicators, its commitment to deleveraging and the agency’s expectation that it will continue to benefit from high petrochemical spreads over the coming quarters.

In December, the risk rating agency Fitch upgraded the Company’s risk rating on the global scale from BB+ to BBB-, with a stable outlook. With the upgrade by Fitch, Braskem once again is considered an investment-grade company.

In addition, the Company contracted, in December, with a syndicate of 11 global banks, an international stand-by credit facility in the amount of US$1.0 billion, due in December 2026, to replace the current facility.

Lastly, the Company reinforces its continuous commitment to financial health and to maintaining a solid cash position with a very long debt maturity profile

Braskem Idesa

On December 31, 2021, the average debt term was around 9 years, with 92% of maturities concentrated after 2029. The weighted average cost of the Company’s debt was exchange variation plus 7.0%.

In October, Braskem Idesa concluded its debt refinancing plan, which involved substituting the remaining balance of US$1.35 billion of the Project Finance with new debt, namely: (i) the bond issue in the amount of US$1.2 billion; and (ii) term loan in the amount of US$150 million. The new funding operations have long terms that lengthened the average debt term to 9 years and a weighted average cost of exchange variation plus 7.1%. With the settlement of the Project Finance debt, the guarantees pledged by Braskem to Braskem Idesa, in the total amount of US$358 million, will be terminated.

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MANAGEMENT REPORT 2021

INVESTMENTS

At the end of 2021, the Company registered investments in the approximate amount of US$663 million, down 13% from the projection of US$764 million. Expenditures were mainly affected by the postponement of projects and the Brazilian real depreciation against the U.S. dollar in the period.

Operating Investments 2021: the main operating investments were in: (i) the scheduled general maintenance shutdown at the plants in ABC, São Paulo carried out in 2Q21; (ii) the pit stop at the petrochemical complex in Rio Grande do Sul in 1Q21; (iii) the scheduled maintenance shutdown at the PVC plants in Bahia and in Maceió; (iv) the continued ramp-up in the restarting of the chlor-alkali plant in Maceió; (v) the scheduled shutdown at the Marcus Hook plant in the United States; and (vi) the implementation of the cracked gas transfer line project for furnaces at the Q3 Unit in ABC, São Paulo.

The main operating investments made by Braskem Idesa in 2021 were in expanding the import capacity of the Fast Track solution.

Strategic Investments 2021: expenditures were allocated to: (i) remaining payments related to the construction of the new PP plant in the United States (Delta); (ii) the project to modernize the electrical system of the petrochemical complex in ABC; (iii) the project to expand biopolymer capacity at the Triunfo Petrochemical Complex; and (iv) construction of a recycling line for high-quality post-consumer resin in Brazil.

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MANAGEMENT REPORT 2021

Investments in 2022

The investments projected by Braskem to be made during 2022 amount to R$5.6 billion (US$1.0 billion), which will be allocated mainly to the scheduled maintenance shutdowns at the Rio Grande do Sul plants, preparation for the scheduled maintenance shutdown at the Bahia plants in 2023, catch-up of projects postponed due to COVID, and to strategic projects, such as expanding the biopolymers business and expanding recycled resin production capacity.

The total investment projected of R$5.6 billion (US$1.0 billion) considers the amount of R$1.3 billion (US$0.2 billion) related to projects by Braskem's Sustainable Development Macro-Objective to be carried out throughout 2022.

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MANAGEMENT REPORT 2021

The projects are classified according to the following division:

I.	Macro-Objective 1 (MO 1) - health and safety of personnel and processes;
II.	Macro-Objective 2 (MO 2) - financial controls, governance and compliance processes;
III.	Macro-Objective 3 (MO 3) - to support the expansion of the I'm Green™ Portfolio, chemicals with recycled content and recovery of plastic waste;
IV.	Macro-Objective 4 (MO 4) - to reduce direct emissions of greenhouse gases in Braskem’s operations;
V.	Macro-Objective 5 (MO 5) - to a more efficient water and energy consumption system in industrial facilities;
VI.	Macro-Objective 6 (MO 6) - safety of communities neighboring Company’s facilities and others associated with social responsibility;
VII.	Macro-Objective 7 (MO 7) - increasing sustainable innovation, mainly focusing on the optimization of sustainable eco-indicators and raw material from renewable sources.

Braskem Idesa

The investment projected to be made during 2022 by Braskem Idesa is of R$1.2 billion (US$0.2 billion). Operating investments will be allocated mainly to projects related to operating efficiency, such as expanding the ethane import capacity of the Fast Track solution, maintenance, productivity and HES. The strategic investment refers to the strategic project to build an ethane import terminal in a partnership with a potential partner in the amount of R$643 million (US$117 million) in 2022.

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MANAGEMENT REPORT 2021

4.	VALUE DRIVERS

In 2021, Braskem continued to focus on creating value for shareholders. In this sense, one of the priorities was to implement the initiatives of the global efficiency program called Transform for Value, which follows the molds of a Transformation Office, commonly used by Private Equity funds in their investee companies.

Additionally, the Company made progress in its business growth agenda, with the implementation of projects aimed at increasing the production capacity of green ethylene and resins with recycled content.

Transform For Value Program

Over the course of 2021, the Transform for Value (TFV) program continued its progress in both mapping new opportunities and implementing initiatives. At the end of the year, around 600 initiatives reached more advanced stages of maturity, reaching the pace of approximately US$ 277[13] million/year in capturing value. There also are around 150 other initiatives in more preliminary stages, such as planning or execution, under the management of areas[14], that fall under the program’s operational scope, which add up to US$390 million/year to be captured by 2023 in the program’s consolidated pipeline.

The program’s excellent performance in 2021 in terms of the value of the opportunities mapped is also explained by the petrochemical and macroeconomic scenario, which had a significant positive impact on the quantification of initiatives due to higher-than-expected spreads, the weaker local currency and other structural variables. For 2022, the Company expects this impact to be the opposite, since the probable normalization in scenario should affect the quantification of initiatives. However, this negative impact should be offset by advances in relevant initiatives for stages 4 & 5 and the identification of new opportunities for capturing value over the year.

Note that the program has a global scope and comprises initiatives with expected conclusion between 2020 and 2023, which present opportunities for capturing annual recurring value and are part of 5 different pipelines, namely:

I.	Continuous Improvement: these projects seek to address inefficiencies, bottlenecks, losses and variabilities in industrial processes. The goal is to capture productivity gains, improve product quality and streamline costs. The initiatives coordinated by this pipeline are treated as OPEX;
II.	Transformation Office: the scope of the Transformation Office encompasses transformational projects with a high impact on the organization, generally focusing on methodologically complex and disruptive initiatives that seek to capture synergy and efficiency gains in corporate and industrial processes;
III.	Digital Center: the Digital Center was structured in 2018 with a focus on implementing digital technologies for driving evolution in strategic elements of the company's business activities and processes. New technologies explored by the pipeline's initiative include increasing connectivity, artificial intelligence, robotics and virtual/augmented reality;
IV.	C&P CAPEX: the pipeline of C&P CAPEX incorporates a specific portion of the company's fixed-asset investment projects with the aim of increasing competitiveness and industrial efficiency to capture financial benefits in the short term (1-3 years);

[13] Considering only initiatives in stage 4 (Run-rate), when measurements of gains could vary as actions advance, and in stage 5 (Concluded), after stabilization and/or the internal audit.

[14] Transformation Office, Digital Center, Energy, Continuous Improvement and C&P CAPEX.

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MANAGEMENT REPORT 2021

V.	Energy: the initiatives under the responsibility of the Energy pipeline, which generally are related to the company's energy matrix, include power purchase agreements (PPAs) and investments in renewable energy sources that are more competitive or increase energy efficiency, like substituting boilers, electrifying engines, installing turbines.

Moreover, to facilitate the management and communication of advances, the initiatives are organized in accordance with the logic of the stage gates process model, under which each stage can be interpreted as follows:

Stage 1 – Identification: Initiatives in the formatting and/or identification of solutions phase – Recently conceived and/or still not prioritized for more in-depth analysis, do not count as a detailed business case;

Stage 2 – Planning: Initiatives in the phase of finalizing/updating the quantifying of impacts and execution plan – Have a detailed business case, evaluation of capture potential and implementation timetable;

Stage 3 – Execution: Initiatives in implementation phase – Have the funds needed for their implementation already allocated, since they already have been prioritized and approved;

Stage 4 – Run-rate: Initiatives in initial operation phase, marked by the stabilization of performance and the measurement of gains in accordance with the previously defined assumptions;

Stage 5 – Concluded: Initiatives already implemented whose stabilization process has been concluded – In some cases, they undergo an internal audit to verify the gains.

The TFV program uses a solid methodology for measuring and consolidating the value of the initiatives in its pipelines. To ensure accuracy and transparency in its communication and reporting, the program’s evaluation process consider the following aspects:

•	Identification and standardization of baseline used to measure expected gains for the initiatives mapped and adjustment in relation to the analysis year, if needed;
•	Analysis of details and calculation of the expected ramp-up impact after implementing the initiatives until reaching their optimal operational level;
•	Estimation and calculation of the impact from the gradual reduction in the efficiency of the initiatives implemented until their obsolescence;
•	Mapping of the financial impact related to the initiatives in more advanced stages in key P&L lines (revenue, variable costs, fixed costs and SG&A expenses).

Based on said methodology, it is possible to monitor the evolution of the program’s consolidated pipeline, which is submitted for regular updates to include the new opportunities mapped, the progress in ongoing initiatives and the impact from changes in the scenarios of the economy and petrochemical industry.

Capacity Expansion & Energy Efficiency Projects

Project to expand biopolymers production capacity in the Triunfo Petrochemical Complex in Rio Grande do Sul

Expansion of current green ethylene production capacity from 200,000 tons per year to 260,000 tons per year using feedstock made from sugarcane ethanol that is used to make I’m GreenTM biobased resins, with startup slated for the end of 2022 and investments estimated at around US$61 million. The project is aligned with the Company’ goals of reducing its greenhouse gas emissions by 15% by 2030 and of reaching carbon neutrality by 2050, while also reinforcing its position as the global leader in biopolymers production.

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MANAGEMENT REPORT 2021

Project to produce high-quality recycled resin

In partnership with Valoren, a company specializing in developing and operating technologies for transforming solid waste, Braskem will invest R$67 million in the construction of a recycling line with capacity to transform some 250 million pieces of packaging into 14,000 tons of high-quality, post-consumer resin per year. Installed in Indaiatuba, in the interior of the state of São Paulo, the operation began in December.

Energy efficiency project for ABC petrochemical complex

In partnership with the German-based company Siemens, the Company is modernizing its ABC petrochemical complex in São Paulo. With total estimated investment of R$600 million, considering the disbursements from Braskem and Siemens, the project includes replacing the steam turbines that currently meet the needs of the complex with high-speed electrical engines developed with state-of-the-art and high-performance technology.

The operation related to the new engines was expected to start fully during 3Q21 after the general maintenance stoppage of the ABC unit. However, a technical failure occurred in one of the four engines that replace the steam turbines, which delayed the start of the unit's motorization stage. The process of analyzing the engine that failed is still in progress with the supplier, so that the final solution is implemented. At the same time, in December, the unit returned with a temporary solution, in which three, of the four planned engines, returned to operation.

In the energy cogeneration stage, whose scope belongs to Siemens, Braskem's partner in this project, tests and commissioning began on the plant's two sets of electric energy generation. These will continue during 1Q22, together with the tests and commissioning of the steam generation system. The unit's ramp-up is scheduled for 1Q22, when the cogeneration plant is expected to start operating.

5.	CAPITAL MARKETS & INVESTOR RELATIONS

On December 31, 2021, Braskem’s share capital amounted to R$8,043,222,080.41, divided into 797,207,834 shares, as shown in the following table. Its common shares, class “A" preferred shares and class “B" preferred shares trade on the Sao Paulo Stock Exchange (B3), under the stock tickers “BRKM3,” “BRKM5” and “BRKM6,” respectively.

On the New York Stock Exchange (NYSE), its shares trade through the Level II ADR Program, under the ticker “BAK.” On the Madrid Stock Exchange, the shares trade through the Latibex Program, under the ticker “XBRK.”

In 2021, there were no material changes in the ownership structure of the Company in the year, such as capital increases, stock splits, reverse stock splits, bonus shares or capital decreases.

On December 15, 2021, Braskem received correspondence sent jointly by its shareholders Novonor S.A. – Under Court-Supervised Reorganization and Petróleo Brasileiro S. A. - Petrobras ("Shareholders") addressing the advances in discussions for the potential sale of their equity interests in the Company.

In said correspondence, Novonor and Petrobras informed that their governance bodies approved the execution of a Term Sheet formalizing the commitment by both parties to take the measures required to: (i) sell the preferred shares held by Novonor and by Petrobras in Braskem, through a secondary public offering of shares (follow-on); (ii) enable the migration of the Company to the Novo Mercado listing segment of B3 S.A. - Brasil, Bolsa, Balcão ("B3"), including making the necessary adaptations to Braskem’s governance, which will be approved at the opportune time, and negotiating a new Shareholders Agreement for Braskem to adapt their rights and obligations to Braskem’s new governance structure; and (iii) once Braskem has effectively migrated to the Novo Mercado segment, sell the remaining common shares held by Novonor and by Petrobras in Braskem.

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As already disclosed by the Company to the market, in view of the instability in financial and capital market conditions, Novonor and Petrobras jointly sent correspondence to Braskem informing that they, in mutual agreement, opted to cancel the public offering for the secondary distribution of class “A” preferred shares issued by Braskem, which was scheduled to be priced on January 27, 2022.

In addition, in said correspondence, Novonor and Petrobras confirmed their interest in resuming the offering in the future once a more favorable and less volatile economic scenario is verified and that the Term Sheet executed by the two parties and their commitment to selling their respective equity interests in the Company through one or more public secondary offerings remain in force, as well as the measures required to enable the Company’s migration to the Novo Mercado segment of B3 S.A. - Brasil, Bolsa, Balcão, including any necessary changes in their governance.

▪	B3 (Level I Corporate Governance) – BRKM5 & BRKM3 STOCK PERFORMANCE

In 2021, the Bovespa Index (Ibovespa), the main stock index of the B3, was affected mainly by the deterioration in the fundamentals of the Brazilian economy and ended the year with a decline of 11.9%, considering the closing level of the index on December 30, 2021. The main factors explaining index’s negative performance were the series of increases in the Brazilian basic interest rate (Selic), which started 20201 at 2% and ended the year at 9.25%, reflecting the direct effects of higher inflation, as well as the expectation of weak GDP growth in 2022, especially when compared to other emerging economies.

Braskem’s common shares (BRKM3) closed the year quoted at R$56.75 per share, up 125.0% from end-2020. The class "A" preferred shares (BRKM5) also appreciated, by 144.5%, in relation to the close of 2020, ending the year at R$57.63 per share. The gain in Braskem stock in the year was influenced mainly by: (i) the Company’s advances related to the geological event in Alagoas and the situation in Mexico; (ii) the reporting of solid results in 9M21, which benefitted from higher petrochemical spreads in the international market; and (iii) the distribution of robust dividends.

In the year, the highest one-day gains in the shares BRKM3 and BRKM5 were 13.10% and 10.14%, respectively, in the trading session on February 24, 2021.

The highest one-day losses registered in the shares BRKM3 and BRKM5 were 9.96% and 11.88%, respectively, in the trading sessions of December 9, 2021 and November 10, 2021.

The shares BRKM3 registered average daily financial trading volume of R$1,292 thousand in 2021, compared to R$535 thousand in 2020, representing an increase of 141%. The stock’s high in the year was R$65.80 per share, on September 15, 2021, and its low was R$24.74 per share, on January 9, 2021.

In the year, average daily financial trading volume in BRKM5 increased by 82.6% in relation to 2020, from R$96.1 million to R$175.5 million per day. The stock’s high during the year was R$70.17 per share, on September 15, 2021, and its low was R$23.22 per share, on January 27, 2021.

▪	LEVEL II ADR PROGRAM – New York Stock Exchange (BAK)

In 2021, the ADRs representing the class “A" preferred shares registered an increase of 125.2% in relation to 2020. The stock’s high during the year was US$26.69 per ADR, on September 15, 2021, and its low was US$8.67 per ADR, on January 27, 2021. Each Braskem ADR (BAK) corresponds to two class “A” preferred shares issued by the Company.

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6. SUSTAINABLE DEVELOPMENT STRATEGY

Since its creation in 2002, Braskem has been committed to ESG principles. Through its strategy, Braskem works to prevent and mitigate risks and to capture business opportunities associated with environmental, social and governance aspects, which is aligned with its goal of improving people’s lives and the planet by creating sustainable and innovative solutions based on chemicals and plastics, working jointly with the entire value chain.

Based on its Sustainable Development ("SD") strategy and in line with the UN Sustainable Development Goals for 2030 and with the Paris Agreement on Climate Change, Braskem undertook seven new macro goals, which focus in particular on developing a Carbon Neutral Circular Economy by combating climate change and eliminating plastic waste.

(1) Health and safety:

▪	Zeroing the frequency of accidents related to people, processes or occupational health.

(2) Economic & Financial result:

▪	Be one of the best companies in the industry in terms of shareholder returns;
▪	Be one of the best companies in the Dow Jones Sustainability Index;
▪	Improve governance and compliance processes, in accordance with best practices;
▪	Attain an excellent level of reputation among clients.

(3) Elimination of plastic waste:

▪	Expand the I'm GreenTM portfolio to include, by 2025, 300,000 tons of thermoplastic resins and chemical products with recycled content and, by 2030, 1.0 million tons of these products;
▪	By 2030, work to avoid 1.5 million tons of plastic waste from being sent for incineration or to landfills, or from being deposited in the environment.

(4) Combating climate change:

▪	Reduce greenhouse gas emissions by 15% by 2030;
▪	Become carbon neutral by 2050.

(5) Operating eco-efficiency:

▪	Work to reduce energy consumption mainly in connection with the 15% reduction in CO2 emissions by 2030;
▪	Increase to 100% the water security index, which evaluates the exposure to water stress of our industrial units.

(6) Social responsibility and human rights:

▪	Increase the number of women in leadership positions by 2030 and the number of Black team members in the operations in Brazil and the United States;
▪	Manage 100% of the high and medium risks in our value chain related to human rights by 2030;

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▪	Develop local communities by increasing the number of people benefiting from private social investment and donations to 500,000 in 2030.

(7) Sustainable innovation

▪	Increase the percentage of sustainable projects in our Innovation & Technology portfolio to 85% by 2025 and to 90% by 2030.

Braskem’s performance in each of these dimensions in 2021 is presented below.

6.1 HEALTH & SAFETY

To Braskem, safety is a nonnegotiable value. In 2021, the Company’s actions were focused on: (i) the continuity in the implementation of initiatives to improve the operational safety of its industrial units; (ii) the advance in the Human Reliability and Third-Party Management programs to reduce accident rates; (iii) improvement and development of logistics security processes; and (iv) ensure the safety and compliance of Braskem products.

OCCUPATIONAL HEALTH & SAFETY

In 2021, Braskem’s management of the COVID-19 pandemic has continued, with actions to ensure the safe continuity of Braskem’s operations and the monitoring of team member health. Braskem worked to implement best practices through benchmarking with peers and the protocols established by national and international public health agencies. It also implemented in its teams and throughout the organization care actions to ensure physical, mental and social wellbeing, and supported working from home for team members. In this sense, a working group was formed involving the P&O and Corporate HES teams with the aim of creating a global program, to develop and implement some actions in mental health, such as training for leaders and expanding the emotional assistance program. The work on developing the global program will continue in 2022.

OCCUPATIONAL SAFETY

The lost-time and recordable Injury Frequency Rate, considering both Team Members and Partners per million hours worked, was 0.86, or 9% lower than in 2020. This is the lowest rate of the last five years, with the reduction due to advances in the human reliability program, which works to raise awareness on safety and preventing workplace accidents, as well as completion of the pilot projects for pre-approving contractors in Brazil. The lost-time Injury Frequency Rate, also considering both Team Members and Partners per million hours worked, was 0.35, or 105% higher than in 2020.

Our initiatives to improve on this front include:

▪	Human Reliability Program: The program aims to reduce the propensity of operational faults and losses and to maximize production and operational efficiency by increasing worker integration and incorporating new technologies. In 2021, we implemented various actions to prevent accidents and raise awareness among leadership teams;

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(i)	Training of some 1,000 team members from Braskem and third-party service providers on the principles of Human Reliability to foster a culture based on this important topic;
(ii)	Continuity of the working group formed by leaders at Braskem and partner companies to mobilize teams and encourage better planning of work tasks and the importance of mindfulness in activities. The HES teams of partner companies were trained in human reliability principles to enable their application in day-to-day routines. The also participated in the launch of Braskem’s Rules that Save Lives;
(iii)	Conclusion of the pilot programs for the new model for pre-approving contractors in Brazil to increase the safety awareness of all employees from their first day on their journey at Braskem.
▪	Management of Service Providers: the HES management process for third-party service providers was reformulated in 2020 and 2021 with implementation planned for 2022. The processes for pre-approval and HES assessment of service providers were revised to include the applicant’s safety performance as an important criteria of the selection process. New prerequisite qualifications for the workers of service providers also were included.

PROCESS SAFETY

The Tier 1 and Tier 2 process accidents rate was 0.32 (events/MM HHT), 30% lower than the 2020 result, postulating as the lowest rate (Tier 1 + Tier 2) recorded by the Company.

The Tier 1 accident rate per million hours worked was 0.11 in 2021, corresponding to a 57% increase in relation to 2020. The rate keeps Braskem on par with its peers in the global chemical industry considered industry references in safety.

Meanwhile, the Tier 2 accident rate per million hours worked in 2021 was 0.21, compared to 0.39 in 2020, representing a reduction of 46% and the Company’s best result of the last five years (2017-21). To achieve this, efforts were concentrated on the following:

(i)	Near-miss Accidents: improvement in the process for registering events and conducting critical analyses at units;
(ii)	Mechanical Integrity: enhancing the management of assets by implementing activities to guarantee that essential equipment is always adequate for the planned application over its useful life, in its specific function. The program integrates the corporate, reliability and industrial efficiency teams and prioritizes plants and other areas based on needs for improving process safety;

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(iii)	Risk Analyses: efforts to minimize the most important risks at industrial units, including in-depth studies to map risks and engineering and investment studies focusing on mitigating the risks identified;
(iv)	Human Reliability Program: as described above in the item Occupational Safety, the program helps to reduce losses/damages in this dimension as well as in Process Safety.

LOGISTICS SAFETY

Over the course of the year, we focused intensely on supporting the operational areas to prevent events with the potential to affect the safety of people and the integrity of assets, both internal and external. We continued our actions to improve and develop our processes and achieved advances in Human Reliability in logistics and in the safety of cargo transportation to/from Braskem. We also continued the second cycle of Logistics Risks Analyses, an effort that is very important for evaluating the HES compliance of all external operations contracted. Highlights included:

▪	Process Improvements: implementation of more robust and effective governance for the legal requirements applicable to Braskem’s logistics operations.
▪	Logistics Human Reliability: full training of internal teams from the Logistics area in Braskem’s Human Reliability Journey.
▪	Road Safety: the development and implementation of the Braskem Road Safety Program[15] in 2020 is starting to deliver important results. This year, the accident rate decreased by 36%, representing 26 accidents avoided, compared to the previous year.
▪	Maritime Safety: new record in Vetting analyses[16] in one year, of 768, up 46% from the previous year. With these analyses, we acted preventively to ensure the safety of our maritime operations.
▪	Logistics Risks Studies: In these two years of executing the model implemented in 2020, the study covered 49 freight carriers of hazardous and nonhazardous cargo, over 300 highway routes, 16 external storage facilities, 7 contracted port terminals and 20 hazardous product vessels.

PRODUCT STEAWARDSHIP SAFETY

As a signatory to the Responsible Care Program®, Braskem is committed to excellence in health, environment and safety. In 2021, the Company (i) implemented a new system for automating Safety Data Sheets, in accordance with the applicable legislation, which improved communication with clients; (ii) advanced in the transition to adopting more sustainable feedstocks for the production of various products; (iii) participated in advocacy efforts through public consultations and commercial associations for regulations for managing new and emerging chemical products (Latin American-specific regulations, US TSCA, as well as EU, UK, and Turkey REACH), regulatory aspects for the products of circular economy initiatives and global food contact regulation to ensure the safety and conformity of Braskem products.

[15] A set of guidelines, procedures and, mainly, practices that are used to increase the safety of Braskem's road operations

[16] Safety analysis of ships operating with Braskem worldwide

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6.2 ECONOMIC & FINANCIAL RESULTS

HIGHLIGHTS

▪	Audit Committee: The Extraordinary Shareholders Meeting held in July approved the amendment and restatement of the Bylaws of the Company to transform the Compliance Committee into the Statutory Compliance & Audit Committee (CCAE), with the aim of supporting the continuity of improvements in the Company’s corporate governance practices. The creation of this CCAE is a recommendation of the Brazilian Corporate Governance Code and is established in Instruction 480/09 of the Securities and Exchange Commission of Brazil (CVM). The committee is formed by independent members, two of whom will be external and nominated from a list selected by an executive recruiting firm.
▪	FTSE4Good Index Series: Braskem will remain a component of the FTSE4Good index, after being evaluated independently based on the FTSE4Good criteria and complying with all requirements for inclusion in the index. Created by the FTSE Russell global index, the FTSE4Good Index Series measures the performance of companies that demonstrate robust environmental, social and governance practices.
▪	Risk Rating: the Company’s risk rating on the global scale was upgraded to BBB- by the rating agencies S&P Global Ratings (S&P) and Fitch Ratings (Fitch), both with a stable outlook. The achievement of an investment grade rating at Fitch on December, 2021, as well as at S&P, which was conquered in September, 2021, reflects the significant progress in profitability and cash generation indicators, as well as the Company’s commitment to maintaining adequate leverage ratios.
▪	Sustainable Debt: issue by Braskem Idesa in the international market of US$1.2 billion in bonds linked to sustainability targets. The effective interest rate of the 10-year bond is linked to the target of reducing greenhouse gas emissions (scopes 1 and 2) by 15% in absolute terms by 2028.
▪	Payment of Dividends: in December, the Board of Directors approved Braskem announces the early distribution of dividends for fiscal year 2021, in the total amount of R$6,000,000,000.00 corresponding to the gross amount of R$7.539048791898 per common share or class "A" preferred share, and of R$0.606032140100 per class "B" preferred share, representing a payout of 42,5% in relation to net income. Additionally, the Company's Management will be proposing the distribution of additional dividends in the amount of R$1.35 billion referring to the fiscal year of 2021, which will be deliberated for approval at the Annual Shareholders' Meeting to be held on April 19, 2022.
▪	Partnership with Ecovadis: a partnership was signed with Ecovadis, one of the world’s leading Sustainability rating companies, for managing suppliers based on ESG criteria. The partnership aims to engage suppliers in ESG topics and further strengthen the supplier evaluation program. Using a process to assess and verify practices, EcoVadis classifies Braskem suppliers based on ESG performance. This allows for identifying risks and opportunities to buildactions and initiatives aligned with Braskem's strategy and business goals.
▪

CORPORATE GOVERNANCE

In 2021, Braskem achieved ISO 37001 certification. An independent audit carried out by QMS attested to the adequacy and effectiveness of the environment, controls and processes. The certification adds credibility and trust to the business, in addition to reinforcing the commitment to ethical, honest and transparent performance.

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At the Extraordinary General Meeting held in July 2021, the amendment and consolidation of the Company's Bylaws was approved to transform the Compliance Committee into a Compliance and Statutory Audit Committee (CCAE), with the objective of continuing to improve corporate governance practices. At the Board of Directors' Meeting held in November 2021, the CCAE was installed with the respective election of its members. This committee complies with the rules of CVM Resolution n° 23/21 and the Sarbanes-Oxley Act of 2002, and is made up of independent members, two of whom are external members elected by the Board itself, by appointment of its Chairman based on a list selected by a specialized company and with proven experience.

Throughout 2021, the Board of Directors reviewed its Internal Regulations and its Advisory Committees, systematically incorporating the ESG criteria into the Company's strategy. In the period, it also approved the Free Competition Policy and amended the following Policies: (i) Transactions with Related Parties; (ii) Disclosure and Trading of Securities aligned with the new CVM rules; (iii) hiring Independent Auditors; (iv) Compliance System; (v) Anti-corruption; (vi) Risk Management; and (vii) Privacy and Protection of Personal Data. In the first half of 2021, the Board of Directors concluded the cycle of its evaluation process (2019-2020) which covered (i) the review of the objectives, strategies and risk alignment of the Company's Board of Directors and its Support Committees ; (ii) analysis of the composition of the Board and succession planning; (iii) analysis of the culture and behavior of the Board of Directors; and (iv) the individual assessment of each Director, and a new cycle (2020-2021) began at the end of the year.

In August, the Board of Directors was made up of 54% of independent members, out of a total of 11 Directors, representing a significant advance and above the minimum established in its Bylaws.

In April, Braskem was certified as an Authorized Economic Operator (AEO) - Compliance Modality by the Federal Revenue Service of Brazil. Being an AEO operator means to be internationally recognized for adopting management processes that minimize events involving risks inherent to its import operations and that meet voluntarily criteria on compliance, reliability and safety applicable to the global logistics chain, as well as tax and customs obligations.

COMPLIANCE

In 2021, Braskem Brazil obtained ISO-37001 certification for its Anti-bribery System. In addition to being part of Braskem’s strategy, this certification is one of the requirements of the Leniency Agreement entered into by the Company and the Office of the General Counsel of the Federal Government (AGU) and the Office of the Federal Controller General (CGU). This certification adds credibility to our business, increases trust in our brand, attests to our commitment to ethics, integrity and transparency, and is another important step on our journey to improve our Compliance system.

In terms of external recognition, we received three major accolades. Once again, our Chief Compliance Officer received the Compliance on Top 2021 Award, which is given to the compliance executives most admired by the sector in Brazil. Also in 2021, Braskem was recognized for its Internal Audit work by the Brazilian Internal Auditors Institute (IIA Brazil). Braskem Idesa was selected as one of the 15 most ethical companies in the Mexican ranking compiled by El Financeiro (the country’s main newspaper specializing in finance, economy, business and policy).

Also in 2021, Braskem continued to make progress in adapting to the framework of the General Data Protection Law (LGPD) in Brazil, and also advanced in its Global Privacy and Data Protection Program in other regions (Mexico, United States and Europe). The initiatives included: improving processes, formulating and revising procedures, signing international data transfer agreements, creating an internal committee on privacy and training key people.

In 2021, in line with its Global Risk Management Policy, Braskem continued to evolve and made an important advance in the adoption of best practices in Enterprise Risk Management (ERM) to protect the tangible and intangible assets of its shareholders, the safety of people and the integrity of the environment and communities. Through this process, it was possible to structure and approve by the Board of Directors a risk map of the Company's main concerns, with segregation by vice presidency, region and new businesses. In this way, the Company will be able to prioritize treatment actions, allocating those responsible and resources for risk mitigation, especially in the social and environmental areas.

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The Company also advanced systematically in the Business Continuity process in 2021, establishing and consolidating the governance, improving the results obtained in 2020 and creating a multi-year plan comprising the main businesses, industrial assets and technology processes.

EXTERNAL AUDIT

The choice of the Company's independent auditors is the responsibility of the Board of Directors and, when contracting services other than the external audit of its auditors, the Company acts in accordance with its Policy for Hiring Independent Auditors in order to preserve the auditor's independence. Approval of the hiring of Independent Auditors to perform the Extra Audit Services is the responsibility of the Compliance and Statutory Audit Committee (“CCAE”).

Allowed Extra Audit Services are those that fully meet and do not threaten the basic principles of independence of Independent Auditors for the performance of External Audit Services (for example: do not represent auditing their own work, do not assume management functions or generate conflicts of interest), which must be confirmed by means of a letter to be issued by the Independent Auditors. Extra Audit Services that may threaten the independence of Independent Auditors to perform the External Audit Services are not permitted in accordance with the Policy for Hiring Independent Auditors.

Since February 5, 2020, Grant Thornton Auditores Independentes has been responsible for providing independent audit services within the scope of the CVM in the fiscal years from 2020 to 2021.

Grant Thornton Auditores Independentes – CVM Audit

Services in 2021	Fees in R$ thousand	%
Accounting Audit	5,437	81%
Additional Services Related to Audit	1,237	19%
Services Not Related to Audit	-	-
Total Services	6,674	100%

Since January 1, 2018, KPMG Auditores Independentes has been responsible for providing independent auditing services within the scope of the SEC in the fiscal years from 2018 to 2021.

KPMG Auditores Independentes – SEC Audit

Services in 2021	Fees in R$ thousand	%
Accounting Audit	23,860	85%
Additional Services Related to Audit	4,146	15%
Services Not Related to Audit	-	-
Total Services	28,006	100%

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6.3 ELIMINATION OF PLASTIC WASTE

HIGHLIGHTS

▪	Recycling Island in Triunfo, Rio Grande do Sul: inaugurated in August, the new structure at the Technology & Innovation Center in Triunfo, Rio Grande do Sul, the Recycling Island will be responsible for testing the performance of recycled resins and for developing innovative and sustainable products to support the development of the recycling chain and its market.
▪	Development of Applications: in 2021, the Company launched two new products, one made from recycled polyethylene, which uses material from stretch film for applications in masterbatch, and the other from polypropylene, which uses material from post-consumer raffia for applications in furniture parts and accessories. Both products are made from 100% recycled resin and, together, the two new launches accounted for 30% of sales volume of resins with recycled content in Brazil in 2021.
▪	Mechanical Recycling (Mexico): execution of long-term cooperation agreement with Alcamare for producing resins from recycled materials for food applications and markets. Mexico’s largest recycling company, Alcamare has state-of-the-art mechanical recycling technologies that are capable of generating high quality products.
▪	Mechanical Recycling (Brazil): In December, the first mechanical recycling line in Brazil came into operation, as a result of the partnership between Braskem and Valoren. The plant, located in Indaiatuba, has the capacity to transform around 250 million pieces of packaging into 14,000 tons of high-quality post-consumer resin per year.
▪	Recognition: in October, Braskem was named by BloombergNEF (News Economy Forum) as the best company in the circular economy among plastic producers. The recognition confirms all the efforts devoted by the Company over recent years to transform the linear economy into a carbon neutral circular economy in the plastics value chain and also reinforces the market’s perception of Braskem as a reference in this topic.
▪	ISCC Plus Certification: Braskem became the first Brazilian company to receive the International Sustainability and Carbon Certification (ISCC Plus) for its use of alternative feedstocks, such as pyrolysis oil (chemical process that breaks thermoplastic resin molecules using heat), so that units can convert the input into new polymers at the Company's industrial units located in the South and Southeast of Brazil. This certification enables the sustainability of circular products to be duly accredited and recognized. Until now at Braskem, ISCC Plus was valid only for the production of I'm greenTM bio-based polyethylene made from sugarcane.

I’M GREENTM RECYCLED SALES

During 2021, sales of the recycled portfolio increased (+145%) compared to 2020 mainly due to (i) the higher number of clients and advances in expanding the portfolio of resins with recycled content, as a result of the development of new applications in Brazil; (ii) greater product availability in the United States, since in 2021 there were no shutdowns in the operation due to COVID; and (iii) signing of new recycled raw material contracts, including investments to expand the production of higher quality recycled resin that meets the requirements for some applications in Mexico.

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6.4 COMBATING CLIMATE CHANGE

In terms of its environmental performance, the Company remained focused mainly on: (i) energy efficiency initiatives; (ii) renewable energy purchase agreements; (iii) expanding partnerships in chemical and mechanical recycling; and (iv) expanding the market for the I’m greenTM brand.

HIGHLIGHTS

▪	EDF Renewables Wind Complex: in May, the operation of the EDF Renewables wind complex started up, which will supply renewable energy to Braskem under a power purchase agreement with duration of 20 years that was executed in 2018. The project, which contributes to the local development of Bahia state, is one of the partnerships that are helping the Company to reach the milestone of 1.5 million tCO2e of emissions avoided by purchasing renewable energy through long-term agreements.
▪	Pilot Project for Carbon Offset in the Chain – Trafigura: Loading of imported naphtha supplied by Trafigura that offsets and reduces the carbon emissions associated with the feedstock, including in the extraction, refining and transportation processes. The calculation was made by Trafigura, and the results were obtained through offset projects based on nature located in Indonesia, which will be verified by an independent third party, and energy efficiency gains in maritime transportation.
▪	Green PE Wax: Braskem launched the world’s first PE wax made from renewable materials for making adhesives, cosmetics, paints and compounds used in thermoplastic resin conversion processes. Made from sugarcane ethanol, the new solution has a lower CO2 footprint, is recyclable and offers various applications.
▪	I'm greenTM bio-based & SCG Chemicals: execution of a memorandum of understanding with SCG Chemicals, one of Thailand’s largest integrated petrochemical companies and an industry leader in Asia, to conduct feasibility studies for a joint investment in a new bioethanol dehydration plant in Thailand to produce bioethanol and I'm greenTM biobased polyethylene.
▪	Green Ethylene & Lummus Technology: execution of a memorandum of understanding for the joint licensing of Braskem’s green ethylene technology (conversion from ethanol to ethylene) for two projects in different regions of the world: (i) a project under development in North America; and (ii) a project under analysis in Thailand.
▪	ETBE Production: expansion of production in Brazil of ethyl tertiary-butyl ether (ETBE), a bio-additive to automotive gasoline that improves performance and is made partially from ethanol, with investment of R$5 million to convert its methyl tertiary-butyl ether (MTBE) unit at the Triunfo Complex located in the state of Rio Grande do Sul. This investment, which will serve the growing global demand for sustainable solutions and help to mitigate climate change, meets the sustainability criteria of the most demanding markets.

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▪	Water and Climate CDP: in December, Braskem remained, for the seventh consecutive time, in the ranking of leading companies in water (A) and climate risk (A-) management of the Carbon Disclosure Program (CDP), a non-profit organization that selects the world’s best public corporations in the management of greenhouse gas emissions, water consumption and forest use. The company achieved a maximum score on the Water List for the fifth straight year and remained a leading company on the Climate List for the seventh straight year, reinforcing its engagement and positive impact in the topic.

GREEN PE SALES (I’M GREENTM BIO-BASED)

▪	Utilization Rate (Green Ethylene): the capacity utilization rate of the green ethylene plant was 101% in 2021, up 14 p.p. from 2020, due to the growing demand for Green PE over the year and the continuity of the positive industrial performance.
▪	Sales and Recurring Operating Result: sales decreased (-2%) in relation to 2020, explained by logistics constraints in the export supply chain. The recurring Operating Result in Brazilian real of this segment increased in relation to the previous year (+64%), due to the higher demand for the product that had a positive impact on prices.

▪	Net Sales Revenue (Green PE + ETBE): in dolar, increase compared to 2020 (+65%) due to (i) the higher availability of products for sale, due to the stabilization of the ETBE operation after the conversion of the MTBE plant; and (ii) attractive prices on the international market.

6.5 OPERATIONAL ECO-EFFICIENCY

HIGHLIGHTS

▪	Clean Energy: in January, the Company signed an agreement to buy renewable energy from Casa dos Ventos that will contribute to the feasibility of the construction of a new wind farm by Casa dos Ventos in the state of Rio Grande do Norte, which will ensure the supply of energy to Braskem for 20 years. In addition to the purchase of energy, Braskem also will have the option to acquire, subject to approval by the competent governance levels, an equity interest in the wind farms, which would enable a self-production model.

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▪	Energy in Brazil: Braskem joined the Voluntary Demand Reduction Program created by the Ministry of Mines and Energy (MME) to improve the industry's energy supply conditions. The program works to encourage companies and suppliers to reduce their energy consumption given the current water scarcity situation in Brazil.
▪	Certification: in December, Braskem Europe was certified by the ISO 9001[17] quality standard, with zero non-conformities.

ECO-INDICATORS

In the year, the ecoefficiency indicators of the Company’s plants were mainly affected by the higher production volume due to (i) the restarting of the chlor-alkali plant in Alagoas state; (ii) the production increase in the new PP plant in the United States; and (iii) the higher utilization rate at the petrochemical complexes in Bahia and Rio Grande do Sul.

The energy consumption indicator decrease (-4%) in relation to 2020, due to the increase in energy efficiency in the Company's petrochemical plants, explained by: (i) the continuous improvement projects and initiatives at the Bahia plant; (ii) the optimizations in electricity processes and purchases at the Rio Grande do Sul plant; (iii) the lower steam and natural gas consumption at the PVC plant in Bahia; and (iv) the optimization of furnaces and boilers and better adjustment of compressors.

The ecoefficiency gains in water consumption and wastewater generation led to declines of 3% and 1%, respectively, in relation to 2020, due to: (i) the optimization of water consumption for cooling processes for some systems; (ii) the reductions in leaks and minimization of losses; and (iii) the lower wastewater discharge at Braskem Idesa.

The solid waste generation eco-indicator was 2.43kg/t, increasing 9% from 2020, explained by the scheduled shutdowns at various plants, which led to higher solid waste generation related to maintenance services.

6.6 SOCIAL RESPONSIBILITY & HUMAN RIGHTS

PEOPLE & ORGANIZATION

In 2021, our ambition to become an even more human Organization continued to guide our strategy and all initiatives focusing on Organizational Development. Inspired by the purpose of improving people’s lives and promoting better experiences, we focused substantial efforts on the various steps of our team members’ journey, especially in the areas of well-being, diversity, equality and inclusion, new ways of working, performance, development and career.

[17] ISO 9001 is a management system aimed at ensuring process optimization, greater agility in product development and more agile production in order to satisfy customers and achieve sustained success.

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The Company ended 2021 with 8,312 employees, an increase of 4% compared to 2020. The total and voluntary turnover rates increased by 0.6 p.p. and 1.2 p.p., respectively. Regarding investments in training, a total of R$10.7 million was recorded, an increase of 24% compared to 2020 (R$8.6 million).

Post-Employment Benefits

▪	Brazil: 92.4% of Braskem’s emnployees in Brazil participates in the Vexty Pension Plan. The Company pays part of the monthly payments made by the employees to Vexty. This pension fund is a defined contribution plan that pays pension and retirement amounts that supplement those paid by the Brazilian government’s pension system and are intended to provide its members with income upon retirement. In 2021, Braskem paid R$67.6 million into this fund. Also, the employees in Brazil and their dependents receive medical and dental assistance through a network of accredited doctors in an insurance company. In this case, the Company pays most of the costs for these services, with a small monthly portion being paid by the employees. A small fee is also charged to them according to the use of some medical services (copayment system). In 2021, Braskem spent R$109.7 million on this benefit.
▪	USA: Braskem America administers a closed defined benefit pension plan and during 2021 there were 36 active participants, compared to 37 participants in 2020. Additionally, for 2021 there were 141 employees with deferred benefits along with 173 employees receiving benefits as stated within the current year actuarial report. Due to the current funding levels of the pension plan, Braskem America was not required to contribute to the plan since2020 plan year and, as a consequence, there were no additional cash contributions made in 2020 and 2021. Braskem America also offers its employees the ability to participate in a variety of health and welfare benefit plans, including medical, dental vision, life and disability coverage.
▪	Europe: in Germany, since October 2011, certain obligations of Dow under German pension plans were assumed by Braskem Europe as a result of the Dow Polypropylene Acquisition. In 2013, Braskem Europe implemented a new defined contribution pension plan. As of the date of this annual report, we have 44 active participants in this new pension plan. In the Netherlands, Braskem started a pension plan in 2009 with Delta Lloyd in a defined contribution scheme. Participation is mandatory for locals that reside in NL. As of the date of this annual report, we have 116 active participants in the plan. The Company also offers its employees the ability to participate in benefit plans, including pension, life and disability coverage.

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▪	Mexico: Braskem Idesa employees are granted a government retirement benefit plan when they retire or reach retirement age. On December 31, 2021, all of the 939 employees of Braskem Idesa were active participants in this government retirement plan. In May 2018, Braskem Idesa implemented a private pension plan (defined benefit obligation); by the end of 2020 we had the participation of 381 employees, and by the end of 2021, we had the participation of 443 out of 939 employees. Braskem Idesa offers other benefits, including saving plans, food coupons, meals vouchers, canteen, and life and health insurance.

Caring for People

Created with the aim of offering a more human, empathetic, collaborative and solidary workplace in the scenario of Covid-19, the program worked to minimize the impacts from the changes and to support the continuity of our operations through 5 pillars: Mental Well-being, Physical Well-being, Social Well-being, Support for Remote Work and Professional Development.

In 2021, the Program targeted the pillar of emotional well-being by conducting ten live streams and two activation and reflection campaigns, which registered 3,834 participants and a satisfaction rate of 96%. We expanded our Support for Well-being Program that, in addition to offering psychological and social support, also includes legal and financial assistance.

In the United States, lectures on Mental Health were offered and an application was implemented to help team members improve their mental, physical and emotional balance that included monitoring their activities and rest time to help achieve the ideal balance.

In Europe and Asia, the series "Healthy Minds" was launched to promote reflection and improve education on mental health, and eleven meetings for leaders and team members were organized.

In Mexico, communication with Team Members on physical and mental health was reinforced through the “Sentirte BIen” Program, which included 11 well-being webinars and activities such as psychological, emotional and financial counseling.

Employee Value Proposition – BeUx

Under the BeUx strategy of improving the experience of our team members and reinforcing the care of our teams and a more human approach, we invested in continuing and expanding health and well-being initiatives.

▪	Well-being Thermometer: the pulse survey was conducted globally, with the general result for engagement perception surpassing 80%. Based on the results, the Company defined new corporate guidelines and initiatives.
▪	Integral Health and Well-being Project: the purpose is to define global guidelines and governance practices involving the topic at Braskem. Braskem prioritized initiatives for all team members, such as: (i) shifts without meetings; (ii) day off on birthdays; and (iii) training in Mental Health for leaders and P&O and Health teams.
▪	Global Competencies Path: in 2021, new organizational competencies were reinforced among Leaders and Team Members through the Competencies Path, which organized live lectures and workshops on giving feedback, self-development, self-knowledge, culture and proactivity. In Brazil, over 800 team members participated, with an average satisfaction rate of 95%. In Mexico, the meetings were conducted by leaders to encourage closer and more personal relationships. In Europe & Asia, the 11 meetings previously mentioned supported reflection on the Individual Development Plan (IDP) and the challenges in intercultural communication, given the various different nationalities of the team members working in the region.

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Diversity & Inclusion

In 2021, Braskem made progress in increasing the number of Black team members, who ended the year representing 30.4% of the workforce, and, in line with the strategy of supporting the hiring of Black people in the Internship Program, 45% of interns hired were Black (up 11% from 2020).

The recruiting process for the University Internship Program 2022 offered more than 190 positions and focused even more on diversity, equality and inclusion. Of the 26,141 candidates, 45% self-identified as black or mixed race, 56.3% were women, 10.2% were over 30 years of age and 35% self-declared as having low income. The process, which was conducted completely online, included a gamification phase, group dynamics and final interviews that prioritized learning and a differentiated experience for participants. Also, the Program included a pilot project for hiring ten interns with disabilities; of the 843 candidates, 415 advanced to the group dynamic and interview phases. In parallel, Braskem worked to raise awareness and train all stakeholders involved on maintaining an inclusive mindset when conducting interviews with and integrating these professionals.

In the United States, clear goals were defined for 2030: increasing the representation of minority groups in leadership positions, ensuring fairness and equality in opportunities and recognition, and guaranteeing an inclusive workplace free of discrimination. The representation of Blacks and women among new hires in the period was 47.7% and 26.8%, respectively. In addition, the Company launched the Affinity Networks for race and ethnicity, gender and LGBTQIA+.

In Mexico, 90% of internal opportunities for leadership positions were filled by women, including in the industrial area. In the PwD pillar, the first action to support people with disabilities was carried out, which was a sign language workshop. In addition, diversity and inclusion topics were included in the Onboarding Program for new team members.

In Europe and Asia, initiatives on the topic were expanded with the creation of DEI Talks, with eight groups organized for training and raising awareness among leaders, who supported the strategy and the individual dialogues with teams, which led to reflection on the topic’s progress in the meeting of senior executives. The LGBTQIA+ Affinity Network also was implemented.

Recognition

▪	Global Compact – Human Rights: recognition by the Office of the UN High Commissioner for Human Rights (OHCHR) and by the UN Global Compact in connection with the project Responsible Business Conduct in Latin America and the Caribbean (RBCLAC), for practices related to protecting human rights in their business activities. The recognition occurred through the presentation two case studies of actions focusing on human rights in an event commemorating the tenth anniversary of the Guiding Principles on Business and Human Rights: (i) renewal of the 2030 sustainable development commitments, with the inclusion of goals for social responsibility and human rights; and (ii) transparent communication with the public on actions in human rights.
▪	Forbes – Best Employers: named by Forbes one of the world’s best employers from among 750 companies in 28 countries. With over 150,000 people interviewed, the criteria included the company’s concern with the environment, efforts to develop new talent, social responsibility and actions to foster diversity.
▪	Bloomberg Gender-Equality Index 2022 (GEI): for the second straight year, Braskem was selected as a component of the Bloomberg GEI Index. The recognition is the result of its ongoing efforts in the topic and demonstrated through its transparency. The index measures gender equality in five pillars: women’s leadership and talent path, equal pay and gender pay parity, inclusive culture, anti-sexual harassment policies and pro-women brand.
▪	UN WEPS Award 2021: Women Empowerment Principles (WEPs) Award in the Bronze category. We also ended the year with 31% of Global Leadership positions held by women (up 9% from 2020).

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▪	Pro-Gender & Race Equality Program: recognition by the Seal of the 6th Edition of the Pro-Gender and Race Equality Program, awarded by the Ministry of Women, Family and Human Rights (MMFDH), UN Women and the International Labor Organization (ILO), whose purpose is to highlight actions and initiatives for gender and race equality in the workplace. The ceremony, which took place at the ministry building in Brasília, was attended by representatives from 63 other companies and organizations that submitted applications for the award, which was launched in 2018.

Actions

▪	New times, new experiences: in 2021, were defined four work models based on the type of activities, legal requirements and availability of tools to perform each job, namely: on-site, flex office (mostly on-site), hybrid (less frequent physical presence at facilities than under the flex model) and external (specific cases), reinforcing the importance of giving a new meaning to the on-site workplace, which should be increasingly a space for integration, social interaction, co-creation, collaboration and team meetings.
▪	Career and Succession: implementation of a new methodology for managing performance (Talent Review) and succession. The new model promoted reflection by the chief executive officer and the other officers on the future of leadership, which are discussions essential to consolidating a global vision of career and succession at Braskem for the next five years, while also strengthening the BeUx pillars of Proactivity, Grow with us and Build your own path.
▪	Training: various training and development programs were carried out over 2021, which included: (i) “Welcome to the Next Stage Program” focused on the first leadership stage, with the inclusion of a module on Psychological Safety and topics related to Diversity; (ii) “Production Worker Training Program”, that 6 internship groups in various regions of Brazil underwent the training program, with the graduation of 154 industrial interns and the hiring of 58 industrial trainees; (iii) “Decarbonization Development Path” to train technicians and engineers on solving challenges related to the decarbonization goal undertaken by Braskem for the coming years, and (iv) the “Global Technical Development Forum” to leverage the globalization process and strengthen operational excellence, which offered training and development actions and encouraged people to follow a career in technical fields in the industrial sector.
▪	Global Diversity Week: Braskem has carried out the second edition of Global Diversity, Equality and Inclusion Week, which mobilized 2,500 team members in all regions and featured various actions to promote content on diversity.
▪	Black Week: the campaign focused exclusively on Black college students, offering content on a variety of topics, such as the job market, professional tips and the exchange of experiences to strengthen this group’s relationship with Braskem and the internship program. In 2021, 1,432 students attended the event (up 286% from 2020).
▪	Gender, Race & Ethnicity: in the United States, Company has forged partnerships and sponsorships to promote the development of women professionals in the manufacturing sector and joined the Future of STEM Scholar Initiative (FOSSI). Guided by inputs from the LGBTQIA+ Affinity Network, Braskem developed the first procedure for supporting the Gender Identity Transitioning of a team member.

CORPORATE SOCIAL RESPONSIBILITY

Private Social Investments & Donations are divided into the following action pillars: (i) local development; (ii) sustainable consumption and post-consumption; and (iii) sustainable innovation and entrepreneurship; which have the goal of: (1) increasing positive social and environmental impact; (2) promoting the Company as a provider of sustainable solutions; and (3) forging relationships based on trust and with local communities and other stakeholders. In 2021, Braskem focused on supporting local communities through an effective program involving volunteer work, private social investments and actions to combat the pandemic.

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In 2021, around R$38.5 million was directed to Private Social Investments and Donations on a global scale, with 146 initiatives, while approximately R$16.2 million went to support the fight against the COVID-19 pandemic in the form of products and financial assistance.

▪	Combatting Covid: actions to fight hunger and donations to hospitals, aimed at supporting communities and health professionals in the line of action and coping with the pandemic. There were 13 projects that collaborated with basic food baskets, hygiene and cleaning products, hortifruti, oxygen plants and equipment;
▪	Social Actions in Communities: despite the challenging year, more than 800,000 people, 599 schools and 7,700 teachers in all countries where Braskem has operations benefitted from these actions;
o	SER+: support for 1,200 recyclers from 40 Picking Units that are members of the Ser+ Program. Recyclers were heavily affected by the pandemic, which led Braskem to donate over the year food staple boxes over the year, with the support of “ONG Mãos Verdes” and “CUFA”. Because of the pandemic, a virtual training platform was created to make available content and enable monthly virtual meetings with cooperative leaders;
o	Edukatu: the program was strengthened during the pandemic, since the online platform was widely used by teachers and students in the context of distance learning, under partnerships signed with municipal and state education departments. A new teaching path on the conscientious use of plastic also was created and is available to educators.
▪	Volunteer Program: actions were conducted remotely, to keep alive the call for volunteers among the Company’s team members and support communities during a time of heightened social vulnerabilities. In all, 1,700 volunteers worked in 24 cities in 5 countries to help 147,000 beneficiaries.

6.7 SUSTAINABLE INNOVATION

Aligned with its commitment to support continuous development in the petrochemical industry and plastics chain, Braskem maintains an Innovation area with 303 dedicated professionals. Today, it has 2 Innovation & Technology Centers, 1 in Triunfo, in Rio Grande do Sul state, in Brazil and the other in Pittsburgh, PA in the United States, 1 Renewable Chemicals Research Center in Campinas, São Paulo, Brazil, 1 Process Technologies Development Center in Mauá, São Paulo - Brazil, 2 Technical Centers focusing on polymers, one in Wesseling, Germany and the other in Coatzacoalcos in México and 7 pilot plants. In December 2021, its portfolio was formed by approximately 223 projects to develop new products, markets and processes.

A relevant portion of the pipeline’s value is represented by longer-term projects of higher technological complexity, which are divided into platforms for the development of new technologies, the creation of new product families and expansion into new markets.

The importance of Braskem’s innovation program and its pipeline is demonstrated by the results of the launch of new polyolefins products in all regions, for which 15% of consolidated sales volume comes from products launched in the last five years. In 2021, 21 new resin grades were added to the portfolio, which include:

▪	Automotive segment – Launch of 2 new polypropylene resins with applications mainly in vehicle interiors and exteriors. These resins feature high stiffness and low levels of Volatile Organic Compounds (VOC);

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▪	Agro Segment – Launch of the resin for drip irrigation systems, with excellent processability and low gel content in thin-walled tubes;
▪	Packaging – New polypropylene resin launched for sealing layers in flexible BOPP packaging, complementing the portfolio of specialties. To complement this segment, 13 new green polyethylene resins (biobased plastic) were launched, further strengthening our commitment to sustainable innovation.

The Innovation & Technology team enjoyed other achievements in 2021, such as in Intellectual Property, with the filing of 21 new patents applications and 109 extensions. Today, the Company has 916 active patent applications, of which 406 have been granted patents.

Investments in assets dedicated to research and development surpassed R$85 million in I&T alone, with approximately 43% allocated to the Technology & Innovation Centers (ITC) in Triunfo (BR), the ITC in Pittsburgh, (USA) and the ITC in Wesseling (EU), which were used to automate laboratories not only to capture productivity gains, but also to gain access to new technologies.

We also are advancing in the construction of the expansion project at the ITC in Triunfo (BR), for total investment of R$50 million (R$26 million in 2021 alone). The new laboratories will support research in chemicals, specialties and polyolefins, support the development of catalysis projects and polymer sciences and assist the analysis teams of the Technology Centers.

For our clients, in 2021, we were able to assist 163 clients at our technology center in Triunfo with approximately 15,000 analyses, in Pittsburgh with some 8,500 analyses for 57 clients and in Wesseling with over 8,000 analyses for 66 clients.

Other highlights include important components of our Open Innovation strategy, namely Technology Scouting and Competitive Financing.

Collaborative projects with R&D institutions, universities and other companies allow Braskem to multiply the resources involved in innovation to explore new technological routes and develop processes from laboratory scale to industrial application. In 2021, several of these projects received support from funding agencies, including the multinational project 'InRep: An integrated approach to plastic recycling' in Europe, the 'Dynamic crosslinking to obtain recyclable EVA' project in the US, and the Center for Braskem-FAPESP Engineering Research for Plasticulture in Brazil. These and other projects will help Braskem use disruptive technologies to achieve our goals of carbon neutrality and circular economy.

The development of Technology Scouting will enable us to identify startups and technology providers, capture technologies in their initial stage and manage a pipeline of ideas by assessing their strategic alignment and the feasibility of hundreds of ideas. This has resulted in the launch of over ten I&T projects that address relevant topics, such as plastic waste recycling, capturing and using CO2, graphene, substitute materials and new bio-based materials, reinforcing Braskem’s commitment to the development of innovative solutions that contribute to the circular economy and to sustainable development.

Braskem, jointly with Fábrica Carioca de Catalisadores (FCC), (FCC), SENAI/CETIQT and EngePol, signed a Cooperation Agreement in 2020 to develop an Innovation and Technology project for the Advanced Recycling of Post-consumer Plastics. Since then, the teams have been working on increasing the efficiency of pyrolysis technology, developing catalysts to improve the quality of products generated in the advanced plastic recycling process and contributing to the Circular Economy. Throughout 2021, the team has been dedicated to the project for a semi-pilot unit and to the development of the first catalysts. The investments in this research are estimated at R$2.7 million, which includes the financial and human resources of the institutions and companies involved.

Advances were made in Biotechnology research, which focused on proof of concept of production routes for renewable solvents and plastics. Braskem and Dutch-based company Haldor-Topsoe continued to make progress in the development of a disruptive technology for the production of bio-monoethylene glycol (MEG) from sugar. The technology achieved important goals in 2021, such as the production of bio-MEG samples in the demonstration plant located in Lyngby, Denmark, and tests of this product in key applications.

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Braskem also continued to invest in Sustainable Innovation. In 2021, the portfolio of Research and Development projects included 126 projects. Of these, 102 projects were classified as positive by the sustainability index[18]. The indicators incorporates the following topics: water savings, energy savings, chemical safety (process/product), greenhouse gas emissions and circularity.

Braskem Labs

Braskem Labs is Braskem’s startup acceleration program that, since 2015, support innovative solutions that use chemicals and/or plastics or are directly related to the petrochemical chain to cause positive impact on society and/or the environment.

In 2020, the programs were adapted to the pandemic scenario, which made it possible to leverage even more the connections created and the engagement of other actors in the ecosystem and in our value chain, especially Oxiteno, Sherwin-Williams, Grandene and Johnson & Johnson as co-sponsors of the 2021 journey.

•	19 start-ups accelerated in the Scale and Ignition programs;
•	45% solutions presented relating to the Circular Economy;
•	15% of startups formed partnerships with Braskem and/or co-sponsors of the 2021 edition;
•	500+ participated in the two days of Demo Day.

[18] The sustainability index addresses 5 impact topics related to the Sustainable Development Goals, namely: water, energy, greenhouse gases, circularity and chemical safety. Therefore, the projects in the Innovation & Technology portfolio undergo a qualitative and quantitative assessment involving these topics, which results in the classification of the project, which may have a negative, neutral or positive impact.

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ANNEX I

Consolidated Income Statement

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ANNEX II

Consolidated Recurring Operating Result Calculation

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ANNEX III

Consolidated Balance Sheet

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.